Filed Pursuant to Rule 424(b)(4)
Registration No. 333-162011

PROSPECTUS

OFFER TO EXCHANGE ALL

7 3/4% SENIOR NOTES
DUE 2019
OF
GREIF, INC.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM
NEW YORK CITY TIME, ON DECEMBER 18, 2009, UNLESS EXTENDED

TERMS OF THE EXCHANGE OFFER:

•	We are offering to exchange $250,000,000 aggregate principal amount of registered 7 3/4% Senior Notes due 2019 for all of the original unregistered 7 3/4% Senior Notes due 2019 that were originally issued on July 28, 2009.

•	The terms of the exchange notes will be identical to the original notes, except for transfer restrictions, the obligation to pay additional interest if we fail to register the exchange notes and complete this exchange offer as required, and registration rights relating to the original notes.

•	You may withdraw tendered outstanding original notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding original notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing on any securities exchange or arrange for them to be quoted on any quotation system.

See the section entitled “Description of Notes” that begins on page 60 for more information about the notes to be issued in this exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding original notes where such outstanding original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See “Plan of Distribution.”

This investment involves risks.  See the section entitled “Risk Factors” that begins on page 11 for a discussion of the risks that you should consider prior to tendering your outstanding original notes in the exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November 19, 2009.

i

IMPORTANT TERMS USED IN THIS PROSPECTUS

Unless the context indicates or otherwise requires, the terms “Greif,” “our company,” “we,” “us,” and “our” as used in this prospectus refer to Greif, Inc. and its consolidated subsidiaries.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the documents listed below and any additional documents filed by us with the Securities and Exchange Commission (the “SEC”) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended (the “Exchange Act”), to the extent such documents are deemed “filed” for purposes of the Exchange Act, until we complete our offering of the exchange notes:

•	our annual report on Form 10-K for our fiscal year ended October 31, 2008;

•	our quarterly reports on Form 10-Q for our fiscal quarters ended January 31, 2009, April 30, 2009 and July 31, 2009;

•	our current report on Form 8-K filed with the SEC on September 3, 2009; and

•	our definitive proxy statement as filed with the SEC on January 9, 2009.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You can obtain any of the documents incorporated by reference through us, the SEC or the SEC’s website. Documents we have incorporated by reference are available from us without charge, excluding exhibits to those documents unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered, may obtain the documents we have incorporated by reference in, but not delivered with, this prospectus by requesting them by telephone or in writing at the following address:

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015
Attention: Corporate Secretary
(740) 549-6000

When we refer to this prospectus, we mean not only this prospectus but also any documents which are incorporated or deemed to be incorporated in this prospectus by reference. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is used to offer and sell the exchange notes referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “believe,” “continue” or “target” or the negative thereof or variations thereon or similar terminology. Forward-looking statements speak only as the date the statements were made. Although we believe that the expectations reflected in forward-looking statements have a reasonable basis, we can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus including, without limitation, the factors set forth below and in conjunction with the forward-looking statements included in this prospectus.

Factors that could cause actual results to differ materially from our expectations include the following:

•	general economic and business conditions, including the continuation of the current global economic slowdown;

•	foreign currency fluctuations and devaluations;

•	political instability in those foreign countries where we manufacture and sell our products;

•	intense industry competition;

•	changing trends and demands in the industries in which we compete, including industry over-capacity;

•	availability and costs of raw materials for the manufacture of our products, particularly steel and resin;

•	price fluctuations and shortages with respect to our energy needs to produce our products;

•	our ability to implement our business and growth strategies and to maintain and enhance our competitive strengths; and

•	other risks detailed from time to time in our reports filed with the SEC.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

iii

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and does not contain all the information that is important to you. Before deciding to participate in the exchange offer, you should read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes and other information incorporated by reference herein. Some statements in this Prospectus Summary are forward-looking statements. See “Disclosure Regarding Forward-Looking Statements.”

The Company

General

We are a leading global producer of industrial packaging products with manufacturing facilities located in over 45 countries. We operate in three segments: Industrial Packaging (81.3% of net sales for the nine-month period ended July 31, 2009); Paper Packaging (18.1% of net sales for the nine-month period ending July 31, 2009); and Timber (0.6% of net sales for the nine-month period ended July 31, 2009). We offer a comprehensive line of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products and polycarbonate water bottles. We also offer services such as blending, filling and other packaging services, logistics and warehousing. We produce containerboard, corrugated sheets, corrugated containers and multiwall bag products for niche markets in North America. We sell timber to third parties from our timber properties in the southeastern United States that we manage to maximize long-term value. We also sell, from time to time, timberland and special use land, which consists of surplus land, higher and better use (“HBU”) land and development land. We also own timber properties in Canada that we do not actively manage. Our customers range from Fortune 500 companies to medium and small-sized companies in a cross section of industries.

In 2003, we began a transformation to become a leaner, more market-focused, performance-driven company — what we call the “Greif Business System.” We believe the Greif Business System has and will continue to generate productivity improvements and achieve permanent cost reductions. The Greif Business System continues to focus on opportunities such as improved labor productivity, material yield and other manufacturing efficiencies, along with further plant consolidations. In addition, as part of the Greif Business System, we have launched a strategic sourcing initiative to more effectively leverage our global spending and lay the foundation for a world-class sourcing and supply chain capability. In response to the current economic slowdown, we have continued to implement incremental and accelerated Greif Business System initiatives and specific contingency actions. These initiatives include continuation of active portfolio management, further administrative excellence activities, a hiring and salary freeze and curtailed discretionary spending.

Industrial Packaging

We are a global provider of a full range of industrial packaging products and services. Based on our internal estimates, we believe that we have the following global market positions for our industrial packaging products:

Global Market
Product	Position

Steel drums	#1
Fibre drums	#1
Closure systems	#1
Plastic drums	#2
Intermediate bulk containers	#4

We seek to provide complete packaging solutions to our customers by offering a comprehensive range of products and value-added services on a global basis. We believe our full range of packaging products and numerous manufacturing facilities uniquely position us to offer our customers a single source for their packaging needs, respond to global market changes, and capitalize on growth opportunities in emerging markets. We also offer blending, filling and other packaging services, logistics and warehousing. We sell our products globally to customers in the chemical, paint and pigment, food and beverage, petroleum, industrial coating, agricultural, pharmaceutical and mineral industries, among others.

In this segment, for the fiscal year ended October 31, 2008 and nine-month period ended July 31, 2009, net sales were $3.1 billion and $1.7 billion, respectively, and operating profit was $281.2 million and $67.4 million, respectively.

Paper Packaging

We provide value-added, higher-margin corrugated products to niche markets complemented by a comprehensive range of packaging services, in comparison to many large paper companies which focus on high-volume, commodity production. We are also a regional producer of containerboard and corrugated sheets. Our corrugated sheet and fibre drum operations are fully integrated with our two containerboard-producing mills, which help stabilize the results of this business.

We sell our containerboard, corrugated sheets, corrugated containers and multiwall bags to customers in North America in packaging, automotive, food and building products industries, among others. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture. Our industrial and consumer multiwall bags are used to ship a wide range of industrial and consumer products primarily for the agricultural, chemical, building products and food industries.

In this segment, for the fiscal year ended October 31, 2008 and nine-month period ended July 31, 2009, net sales were $696.9 million and $368.6 million, respectively, and operating profit was $68.3 million and $40.6 million, respectively.

Timber

As of July 31, 2009, we owned approximately 267,150 acres of timber properties in the southeastern United States and approximately 27,400 acres in Canada. In the Timber segment, we focus on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. We also sell, from time to time, timberland and special use land, which consists of surplus, HBU and development land. As of July 31, 2009, we estimated that there were approximately 68,800 acres of special use property in Canada and the United States which will be available for sale in the next five to seven years.

In this segment, for the fiscal year ended October 31, 2008 and nine-month period ended July 31, 2009, net sales were $18.8 million and $12.3 million, respectively, and operating profit was $20.8 million and $9.8 million, respectively.

Competitive Strengths

Leading Market Positions.  We are a leading global producer of a comprehensive line of industrial packaging products. We believe that we are the largest global producer of steel drums, fibre drums and closure systems, and we hold leading global market positions in the production of plastic drums and intermediate bulk containers.

Global Presence.  We have facilities in over 45 countries and generated approximately 44.3% of our net sales from markets outside North America for the nine-month period ended July 31, 2009. Our global presence provides us with access to growth opportunities in emerging markets, insulates us from economic downturns in any one country or region, enables us to respond to our customers’ changing needs, offers us the flexibility to shift resources in response to changes in global or regional conditions and allows us to effectively service multinational customers. Our size and global reach enable us to realize economies of scale and cost savings by consolidating our purchasing, sales and marketing efforts.

Comprehensive Portfolio of Product Lines.  We offer a comprehensive portfolio of product lines in our Industrial Packaging and our Paper Packaging segments, which enables us to offer our customers a single source for their packaging needs and to be responsive to global market changes. We have also developed numerous specialty products and applications for our corrugated products customers in our Paper Packaging segment. Our ability to tailor our products and services to our customers’ needs enables us to develop strong, long-term customer relationships and enhances profitability.

Diverse and Multinational Customer Base.  We have developed longstanding relationships with prominent Fortune 200 customers. These large multinational corporations represent a range of industries, which we believe creates a strong, stable revenue source for our products and services. Moreover, we do not depend upon any one particular customer, as our ten largest customers accounted for approximately 15% of our net sales in 2008.

Significant Operating Leverage.  We believe our existing facilities have sufficient capacity to meet future growth in market demand for our products without significant capital expenditures. We believe we are positioned to profitably capitalize on an increase in demand which would result from an economic recovery. Using the Greif Business System, our management team has demonstrated its ability to effectively control costs with its high percentage of variable costs. For raw material costs, we have demonstrated an ability to successfully pass through raw material cost increases.

Proven Track Record.  We have demonstrated our ability to grow our business and reduce our debt. From 2002 to 2008, we increased net sales at a compounded annual growth rate of 15.0% from $1.6 billion to $3.8 billion. From 2002 to 2008, we increased operating profit at a compounded annual growth rate of 24.1% from $101.2 million to $370.3 million. At the same time, we increased our total debt from $653.0 million as of October 31, 2002 to $717.5 million as of October 31, 2008. We have reduced our percentage of total debt to total capitalization from 53.4% as of October 31, 2002 to 40.5% as of October 31, 2008.

Experienced Management Team.  We have an experienced and strong management team that has successfully managed our operations during various industry cycles. The current management team has facilitated our growth in recent years through the acquisition of Van Leer Industrial Packaging and other recent acquisitions and joint ventures and their successful integration into our existing operations. This team has successfully implemented the Greif Business System, which we believe has transformed us into a leaner, more market-focused, performance-driven company. Our management team is currently implementing a strategic sourcing initiative to more effectively leverage our global spending and lay the foundation for a world-class sourcing and supply chain capability.

Business Strategy

We continue to be focused on achieving a superior return on our assets through the implementation of the Greif Business System to ensure a market focused and performance driven culture. In 2009, the primary drivers of the Greif Business System include pursuing operational efficiencies and global sourcing initiatives. We are also dedicated to generation of strong cash flows through operating results and optimization of our balance sheet.

We anticipate that our disciplined acquisition strategy will remain consistent with our past practices and focus primarily on industry consolidation, growth and investment in emerging markets, and near industry adjacencies.

We have identified the following as key business strategies within each of our business segments:

Industrial Packaging

•	Be the lowest cost producer in the industry

•	Expand presence in emerging markets

•	Further extend product and service offerings

Paper Packaging

•	Continue to provide distinctive, value-added corrugated packaging and services

•	Leverage fully integrated operations to drive manufacturing efficiencies

•	Maintain position as the corrugated sheet supplier of choice to independent corrugated converters

•	Maintain cost-effectiveness and reliability of containerboard mills and corrugated operations

Timber

•	Maintain long-term focus on pine timberland

•	Grow future value through intensive management and regeneration

•	Market and sell special use properties

Additional Information About Our Company

Greif, Inc. is a Delaware corporation. Our principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015. The telephone number of our executive offices is (740) 549-6000.

The Exchange Offer

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

The Initial Offering of Notes	On July 28, 2009, we issued in a private placement $250.0 million aggregate principal amount of 7 3/4% Senior Notes due 2019 (the “original notes”) to the initial purchasers. The initial purchasers subsequently resold the original notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S.

Registration Rights Agreement	Contemporaneously with the initial sale of the original notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to file a registration statement with the SEC and to complete an exchange offer as promptly as possible. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will not have any further rights under the registration rights agreement, including the right to require us to register any original notes that you do not exchange or to pay you liquidated damages.

The Exchange Offer	We are offering to exchange $250.0 million aggregate principal amount of 7 3/4% Senior Notes due 2019 (the “exchange notes”), which have been registered under the Securities Act, for the same aggregate principal amount of the original notes.

The terms of the exchange notes will be identical to the terms of the original notes for which they are being exchanged, except for transfer restrictions, the obligation to pay additional interest if we fail to register the exchange notes and complete this exchange offer as required, and registration rights relating to the original notes.

The original notes may be tendered only in $1,000 increments. We will exchange the applicable exchange notes for all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

The new registered exchange notes will evidence the same debt as the old original notes and will be issued under and entitled to the benefits of the same indenture that governs the old original notes. Holders of the original notes do not have any appraisal or dissenter rights in connection with the exchange offer. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and holders of original notes will have no registration rights.

If You Fail to Exchange Your Outstanding Original Notes	If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the original notes and indenture governing those notes. In general, you may not offer or sell your original notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Procedures for Tendering Notes	If you wish to tender your original notes for exchange notes, you must:

• complete and sign the enclosed letter of transmittal by following the related instructions, and

• send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent either (1) with the original notes to be tendered, or (2) in compliance with the specified procedures for guaranteed delivery of the original notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Please do not send your letter of transmittal or certificates representing your original notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer — Exchange Agent.”

Resale of the Exchange Notes	Except as provided below, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• the exchange notes are being acquired in the ordinary course of business,

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer,

• you are not an affiliate of ours,

• you are not a broker-dealer tendering original notes acquired directly from us for your account, and

• you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Staff would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied (or if our belief is not accurate) and you transfer any exchange notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Record Date	We mailed this prospectus and the related offer documents to the registered holders of the original notes on November 19, 2009.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 18, 2009, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of the outstanding original notes being tendered.

Exchange Agent	U.S. Bank National Association is serving as exchange agent for the exchange offer.

Special Procedures for Beneficial Owners	If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your original notes pursuant to this exchange offer. See “The Exchange Offer — Procedures for Tendering.”

Withdrawal Rights	You may withdraw the tender of your original notes at any time before the expiration date of the exchange offer by delivering a written notice of your withdrawal to the exchange agent. You must follow the withdrawal procedures as described under the heading “The Exchange Offer — Withdrawal of Tenders.”

Federal Income Tax Considerations	The exchange of original notes for the exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

The Exchange Notes

The form and terms of the exchange notes are the same as the form and terms of the original notes for which they are being exchanged, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not have provisions providing for the benefit of the registration rights or the obligation to pay additional interest because of our failure to register the exchange notes and complete this exchange offer as required. The exchange notes represent the same debt as the original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture. We use the term “notes” in this prospectus to collectively refer to the original notes and the exchange notes.

Issuer	Greif, Inc.

Securities Offered	$250,000,000 principal amount of 7 3/4% senior notes due 2019.

Maturity	August 1, 2019.

Interest Rate	7 3/4% per year.

Interest Payment Dates	February 1 and August 1, beginning on February 1, 2010. Interest will accrue from July 28, 2009.

Ranking	The exchange notes will be senior unsecured obligations and will rank pari passu to our existing and future senior indebtedness, senior to all existing and future subordinated indebtedness, and junior to our existing and future secured indebtedness up to the value of collateral securing such debt. As of July 31, 2009, (i) we had $832.2 million of indebtedness outstanding, excluding $567.9 million that was available for borrowing under our senior secured credit facilities, net of outstanding letters of credit, and our trade accounts receivable credit facility and (ii) we had $275.7 million of secured indebtedness outstanding, including $37.8 million of indebtedness in the form of short-term borrowings and other debt.

Guarantees	On the issue date, the exchange notes will not have the benefit of any guarantees from our subsidiaries. If, after the issue date, any of our debt (excluding our senior secured credit facilities but including our senior notes due 2017) have the benefit of guarantees from any of our subsidiaries, then we will cause such subsidiaries to unconditionally guarantee the exchange notes on a senior basis. As of July 31, 2009, our subsidiaries had $52.7 million of indebtedness outstanding for borrowed money and significant other liabilities (excluding any guarantees by such subsidiaries of our senior secured credit facilities).

Optional Redemption	We may redeem some or all of the exchange notes at any time at a price equal to 100% of the principal amount of the exchange notes redeemed plus accrued and unpaid interest to the redemption date plus the applicable premium described in the offering memorandum.

Change of Control Offer	If we experience a change in control, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•   we might not have enough funds at that time; or

•   the terms of our indebtedness may prevent us from paying you.

Certain Indenture Provisions
The indenture governing the exchange notes contains covenants limiting our (and most or all of our subsidiaries’) ability to:

•   create liens on our assets to secure debt;

•   enter into sale and leaseback transactions; and

•   merge or consolidate with another company.

These covenants are subject to a number of important limitations and exceptions.

Original Issue Discount	The exchange notes will be issued with original issue discount for United States federal income tax purposes. U.S. Holders (as defined in “Certain United States Federal Income Tax Considerations”) will be required to include original issue discount in gross income (as ordinary income) on a constant yield basis for United States federal income tax purposes in advance of the receipt of cash payments to which such income is attributable and regardless of such U.S. Holders’ method of tax accounting. For more information, see “Certain United States Federal Income Tax Considerations.”

Summary Historical Consolidated Financial Data

The following table sets forth summary consolidated financial data and should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated by reference into, or included elsewhere in, this prospectus.

							As of and for the Nine
	As of and for the Years						Months Ended
	Ended October 31,						July 31,
	2006		2007		2008		2008		2009
	(Audited)						(Unaudited)
	(U.S. dollars in thousands)

Statement of Operations Data:
Net sales	$2,628,475		$3,322,294		$3,776,756		$2,798,392		$2,031,724
Cost of products sold	2,149,271		2,716,892		3,083,985		2,298,040		1,674,539

Gross profit	479,204		605,402		692,771		500,352		357,185
Selling, general and administrative expenses	259,122		313,377		339,157		252,021		191,503
Restructuring charges	33,238		21,229		43,202		24,370		57,748
Timberland disposals, net	41,302		(648)		340		346		—
Gain on disposal of properties, plants and equipment, net	18,017		19,434		59,534		52,651		9,810

Operating profit	246,163		289,582		370,286		276,958		117,744
Interest expense, net	35,993		45,512		49,628		38,194		37,727
Debt extinguishment charges	—		23,479		—		—		782
Other income (expense), net	(2,299)		(8,956)		(8,751)		(9,213)		(4,075)

Income before income tax expense and equity in earnings (losses) of affiliates and minority interests	207,871		211,635		311,907		229,551		75,160
Income tax expense	63,816		53,544		73,610		53,486		19,617
Equity in earnings (losses) of affiliates and minority interests	(1,936)		(1,723)		(3,943)		(2,134)		(2,404)

Net income	$142,119		$156,368		$234,354		$173,931		$53,139

Selected Financial Data:
Capital expenditures	$75,600		$112,600		$143,100		$107,200		$81,400
Ratio of earnings to fixed charges	6.7	x	5.4	x	6.8	x	6.9	x	2.9	x
Balance Sheet Data (at end of period):
Cash and cash equivalents	$187,101		$123,699		$77,627		$99,310		$85,670
Working capital	$301,738		$192,875		$250,849		$283,983		$302,938
Total assets	$2,188,001		$2,652,711		$2,745,898		$2,976,932		$2,670,213
Long-term debt, including current portion of long-term debt	$481,408		$622,685		$673,171		$708,214		$784,142
Total shareholders’ equity	$844,011		$999,912		$1,055,811		$1,072,087		$1,022,703

RISK FACTORS

Prospective participants in the exchange offer should carefully consider all of the information contained in this prospectus, including the risks and uncertainties described below. The risk factors set forth below (with the exception of the first risk factor) are generally applicable to the original notes as well as the exchange notes.

Risk Factors Associated with the Exchange Offer

If you fail to follow the exchange offer procedures, your original notes will not be accepted for exchange.

We will not accept your original notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your original notes, properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your original notes, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your original notes for exchange notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the original notes, nor do we intend to do so following the exchange offer. Original notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold original notes after the exchange offer, you may not be able to sell them. To the extent any original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Because there is no public market for the exchange notes, you may not be able to resell them.

The exchange notes will be registered under the Securities Act but will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any trading market that may develop; the ability of holders to sell their exchange notes; or the price at which the holders will be able to sell their exchange notes.

We understand that certain of the initial purchasers presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934 and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active market will exist for the exchange notes or that any trading market that does develop will be liquid.

Risk Factors Related to Our Business

The current and future challenging global economy may adversely affect our business.

The current economic slowdown and any further economic decline in future reporting periods could negatively affect our business and results of operations. The volatility of the current economic climate makes it difficult for us to predict the complete impact of this slowdown on our business and results of operations. Due to these current economic conditions, our customers may face financial difficulties, the unavailability of or reduction in commercial credit, or both, that may result in decreased sales and revenues of our company. Certain of our customers may cease operations or seek bankruptcy protection, which would reduce our cash flows and adversely impact our results of operations. Our customers that are financially viable and not experiencing economic distress may elect to reduce the volume of orders for our products in an effort to remain financially stable or as a result of the unavailability of commercial credit which would negatively affect our results of operations. We may also have difficulty accessing the global credit markets due to the tightening of commercial credit availability and the financial difficulties of our customers, which would result in decreased ability to fund capital-intensive strategic projects and our ongoing acquisition strategy. Further, we may experience challenges in forecasting revenues and operating results due to these global economic conditions. The difficulty in forecasting revenues and operating results may result in volatility in the market price of our common stock.

In addition, the lenders under our senior secured credit facilities and other borrowing facilities and the counterparties with whom we maintain interest rate swap agreements, cross-currency interest rate swaps, currency forward contracts and derivatives and other hedge agreements may be unable to perform their lending or payment obligations in whole or in part, or may cease operations or seek bankruptcy protection, which would negatively affect our cash flows and our results of operations.

Historically, our business has been sensitive to changes in general economic or business conditions.

Our customers generally consist of other manufacturers and suppliers who purchase industrial packaging products and containerboard and related corrugated products for their own containment and shipping purposes. Because we supply a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals, metal products, agricultural and agrichemical products, and have operations in many countries, demand for our industrial packaging products and containerboard and related corrugated products has historically corresponded to changes in general economic and business conditions of the industries and countries in which we operate. Accordingly, our financial performance is substantially dependent upon the general economic conditions existing in these industries and countries, and any prolonged or substantial economic downturn in the markets we operate, including the current economic downturn, could have a material adverse affect on our business, results of operations or financial condition.

Our operations are subject to currency exchange and political risks that could adversely affect our results of operations.

We have operations in over 45 countries. As a result of our international operations, we are subject to certain risks that could disrupt our operations or force us to incur unanticipated costs.

Our operating performance is affected by fluctuations in currency exchange rates by:

•	translations into United States dollars for financial reporting purposes of the assets and liabilities of our international operations conducted in local currencies; and

•	gains or losses from transactions conducted in currencies other than the operation’s functional currency.

We are subject to various other risks associated with operating in international countries, such as the following:

•	political, social and economic instability;

•	war, civil disturbance or acts of terrorism;

•	taking of property by nationalization or expropriation without fair compensation;

•	changes in government policies and regulations;

•	imposition of limitations on conversions of currencies into United States dollars or remittance of dividends and other payments by international subsidiaries;

•	imposition or increase of withholding and other taxes on remittances and other payments by international subsidiaries;

•	hyperinflation in certain countries and the current threat of global deflation; and

•	impositions or increase of investment and other restrictions or requirements by non-United States governments.

We operate in highly competitive industries.

Each of our business segments operates in highly competitive industries. The most important competitive factors we face are price, quality and service. To the extent that one or more of our competitors become more successful with respect to any of these key competitive factors, we could lose customers and our sales could decline. In addition, due to the tendency of certain customers to diversify their suppliers, we could be unable to increase or maintain sales volumes with particular customers. Certain of our competitors are substantially larger and have significantly greater financial resources.

Our business is sensitive to changes in industry demands.

Industry demand for containerboard in the United States and certain of our industrial packaging products in our United States and international markets has varied in recent years causing competitive pricing pressures for those products. We compete in industries that are capital intensive, which generally leads to continued production as long as prices are sufficient to cover marginal costs. As a result, changes in industry demands like the current economic slowdown, including any resulting industry over-capacity, may cause substantial price competition and, in turn, negatively impact our financial performance.

The continuing consolidation of our customer base for industrial packaging, containerboard and corrugated products may intensify pricing pressures and may negatively impact our financial performance.

Over the last few years, many of our large industrial packaging, containerboard and corrugated products customers have acquired, or been acquired by, companies with similar or complementary product lines. This consolidation has increased the concentration of our largest customers, and resulted in increased pricing pressures from our customers. Any future consolidation of our customer base could negatively impact our financial performance.

Raw material and energy price fluctuations and shortages could adversely affect our ability to obtain the materials needed to manufacture our products and could adversely affect our manufacturing costs.

The principal raw materials used in the manufacture of our products are steel, resin, pulpwood, old corrugated containers for recycling, and containerboard, which we purchase in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Some of these materials have been, and in the future may be, in short supply. However, we have not recently experienced any significant difficulty in obtaining our principal raw materials. We have long-term supply contracts in place for obtaining a portion of our principal raw materials. The cost of producing our products is also sensitive to the price of energy (including its impact on transport costs). We have, from time to time, entered into short-term contracts to hedge certain of our energy costs. Energy prices, in particular oil and natural gas, have fluctuated in recent years, with a corresponding effect on our production costs. There can be no assurance that we will be able to recoup any past or future increases in the cost of energy and raw materials.

Environmental and health and safety matters and product liability claims could negatively impact our operations and financial performance.

We must comply with extensive rules and regulations regarding federal, state, local and international environmental matters, such as air, soil and water quality and waste disposal. We must also comply with extensive rules and regulations regarding safety and health matters. The failure to materially comply with such rules and regulations could adversely affect our operations and financial performance. Furthermore, litigation or claims against us with respect to such matters could adversely affect our financial performance. We may also become subject to product liability claims, which could adversely affect our operations and financial performance.

Our business may be adversely impacted by work stoppages and other labor relations matters.

We are subject to risk of work stoppages and other labor relations matters because a significant number of our employees are represented by unions. We have experienced work stoppages and strikes in the past, and there may be work stoppages and strikes in the future. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, results of operations or financial condition.

We may encounter difficulties arising from acquisitions.

We have in recent years invested a substantial amount of capital in acquisitions or strategic investments and we expect that we will continue to do so in the foreseeable future. We are continually evaluating acquisitions or strategic investments that are significant to our business both in the United States and internationally. Acquisitions involve numerous risks, including the failure to retain key customers, employees and contracts, the inability to integrate businesses without material disruption, unanticipated costs incurred in connection with integrating businesses, the incurrence of liabilities greater than anticipated or operating results that are less than anticipated, the inability to realize the projected value, and the synergies projected to be realized. In addition, acquisitions and integration activities require time and attention of management and other key personnel, and other companies in our industries have similar acquisition strategies. There can be no assurance that any acquisitions will be successfully integrated into our operations, that competition for acquisitions will not intensify or that we will be able to complete such acquisitions on acceptable terms and conditions. The costs of unsuccessful acquisition efforts may adversely affect our results of operations, financial condition or prospects.

We may be subject to losses that might not be covered in whole or in part by existing insurance reserves or insurance coverage. These uninsured losses could adversely affect our financial performance.

We are self-insured for certain of the claims made under our employee medical and dental insurance programs and for certain of our workers’ compensation claims. We establish reserves for estimated costs related to pending claims, administrative fees and claims incurred but not reported. Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate to cover the actual liability for claims made under our employee medical and dental insurance programs and for certain of our workers’ compensation claims. If we conclude that our estimates are incorrect and our reserves are inadequate for these claims, we will need to increase our reserves, which could adversely affect our financial performance.

We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried for similar properties. However, there are certain types of losses, such as losses resulting from wars, acts of terrorism, or hurricanes, tornados, or other natural disasters, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss would adversely impact our business, financial condition and results of operations.

We purchase insurance policies covering general liability and product liability with substantial policy limits. However, there can be no assurance that any liability claim would be adequately covered by our applicable insurance policies or it would not be excluded from coverage based on the terms and conditions of the policy. This could also apply to any applicable contractual indemnity.

The frequency and volume of our timber and timberland sales will impact our financial performance.

We have a significant inventory of standing timber and timberland and approximately 68,800 acres of special use properties in the United States and Canada (as of July 31, 2009). The frequency, demand for and volume of sales of timber, timberland and special use properties will have an effect on our financial performance. In addition, volatility in the real estate market for special use properties could negatively affect our results of operations.

We may incur additional restructuring costs and there is no guarantee that our efforts to reduce costs will be successful.

We have restructured portions of our operations from time to time in recent years, and in particular, following acquisitions of businesses, and it is possible that we may engage in additional restructuring opportunities. Because we are not able to predict with certainty acquisition opportunities that may become available to us, market conditions, the loss of large customers, or the selling prices for our products, we also may not be able to predict with certainty when it will be appropriate to undertake restructurings. It is also possible, in connection with these restructuring efforts, that our costs could be higher than we anticipate and that we may not realize the expected benefits.

We are also pursuing a transformation to become a leaner, more market-focused, performance-driven company — what we call the “Greif Business System.” We believe that the Greif Business System has and will continue to generate productivity improvements and achieve permanent cost reductions. The Greif Business System continues to focus on opportunities such as improved labor productivity, material yield and other manufacturing efficiencies, along with further plant consolidations. In addition, as part of the Greif Business System, we have launched a strategic sourcing initiative to more effectively leverage our global spending and lay the foundation for a world-class sourcing and supply chain capability. In response to the current economic slowdown, we have continued to implement incremental and accelerated Greif Business System initiatives and specific contingency actions. These initiatives include continuation of active portfolio management, further administrative excellence activities, a hiring and salary freeze and curtailed discretionary spending. While we expect our cost saving initiatives to result in significant savings throughout our organization, our estimated savings are based on several assumptions that may prove to be inaccurate, and as a result, we cannot assure you that we will realize these cost savings. If we cannot successfully implement the strategic cost reductions or other cost savings plans, our financial conditions and results of operations would be negatively affected.

Risk Factors Related to Investment in the Notes

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes. This debt could also adversely affect our operating flexibility and put us at a competitive disadvantage.

We have a substantial amount of debt. As of July 31, 2009, we had $832.2 million of indebtedness. Our substantial level of debt could have important consequences to you.

These consequences may include:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	making it more difficult for us to obtain additional financing for working capital, capital expenditures, strategic acquisitions or other general corporate purposes;

•	requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our financial flexibility in planning for and reacting to changes in the industries in which we compete;

•	placing us at a disadvantage compared to less leveraged competitors;

•	exposing us to interest rate fluctuations because the interest on the debt under our revolving credit facility is at variable rates; and

•	having a material adverse affect on us if we fail to comply with the covenants in the indenture governing the notes or in the instruments governing our other debt.

We may not be able to generate a sufficient amount of cash flow to meet our debt service obligations, including the notes.

Our ability to make scheduled payments or to refinance our obligations with respect to the notes and our other debt will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any such transaction or how quickly any such transaction could be completed.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our revolving credit facility lenders could terminate their commitments and commence foreclosure proceedings against our assets securing this facility; and

•	we could be forced into bankruptcy or liquidation.

If our operating performance declines in the future, we may need to obtain waivers from the required lenders under our revolving credit facility to avoid being in default. If we breach our covenants under the revolving credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the revolving credit facility and the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Description of Revolving Credit Facility and Other Financing Arrangements” and “Description of Notes.”

Our operations are substantially restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

The credit agreement governing our revolving credit facility includes, and the indenture governing the notes to a much lesser extent includes, a number of significant restrictive covenants. These covenants restrict, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make other restricted payments;

•	create or permit certain liens;

•	sell assets;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with affiliates;

•	enter into certain sale and leaseback transactions; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

As a result, these covenants could limit our ability to plan for or react to market conditions or to meet our capital needs.

In addition, our senior secured facilities require us to maintain certain financial ratios and meet other financial tests. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in lenders not being required to advance any more funds to us, as well as our being required to repay the borrowings under our revolving credit facility before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, the lenders under our revolving credit facility could foreclose on our assets. If we were able to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates. Furthermore, because the indenture governing the notes does not contain a cross-default provision, a default under the agreements governing our other indebtedness may not result in a default under the indenture governing the notes.

Despite our debt levels, we may incur additional debt.

Despite the restrictions and limitations described above, we may be able to incur significant additional indebtedness. Our senior secured credit facilities permit additional borrowings under certain circumstances and the indenture governing the notes and the senior notes due 2017 do not prohibit the incurrence of additional indebtedness by us or our subsidiaries. See “Description of Revolving Credit Facility and Other Financing Arrangements” and “Description of Notes.” As of July 31, 2009, we had $567.9 million of additional borrowings available to us under our senior secured credit facilities, net outstanding letters of credit, and our trade accounts receivable credit facility, subject to compliance with our financial and other covenants under the terms of such credit facilities.

The notes are unsecured and effectively subordinated to all of our secured debt.

The notes will not be secured by any of our assets or the assets of our subsidiaries. The payment of our senior secured credit facilities is secured by a security interest in our personal property and the personal property of our United States subsidiaries, including equipment, inventory and certain intangible assets, a pledge of the capital stock of substantially all of our United States subsidiaries and, in part, by the capital stock of the international borrowers. If we become insolvent or are liquidated, or if payment under our senior secured credit facilities or any other secured debt obligation that we may have from time to time is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the notes. As a result, the notes are effectively subordinated to our secured debt to the extent of the assets securing such debt in the event of our bankruptcy or liquidation. As of July 31, 2009, we had approximately $275.7 million of secured debt outstanding and $567.9 million undrawn capacity under our senior secured credit facilities, net of outstanding letters of credit, and our trade accounts receivable credit facility. In addition, under certain circumstances the indentures governing the notes and the senior notes due 2017 permits us to incur additional secured debt.

Our ability to meet our obligations under our indebtedness depends on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or advance or repay funds to us.

We conduct a significant portion of our operations through our subsidiaries. Consequently, our ability to service our debt and pay dividends is dependent, in part, upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party.

The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

None of our subsidiaries will guarantee the notes or otherwise have any obligations to make payments in respect of the notes, which will be our direct, unsecured obligations. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. In the event of any bankruptcy, liquidation, dissolution or similar proceeding involving one of our subsidiaries, any of our rights or the rights of the holders of the notes to participate in the assets of that subsidiary will be effectively subordinated to the claims of creditors of that subsidiary (including any trade creditors, debt holders, secured creditors, taxing authorities and guarantee holders), and following payment by that subsidiary of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of the notes and such a transfer were deemed a fraudulent transfer or an unlawful distribution, the holders of the notes could be required to return the payment to (or for the benefit of) the creditors of our subsidiaries. As of July 31, 2009, our subsidiaries had $52.7 million of indebtedness outstanding for borrowed money and significant other liabilities (excluding any guarantees by such subsidiaries of our senior secured credit facilities), all of which are structurally senior to the notes offered hereby. In addition, the indentures governing the notes and the senior notes due 2017 does not prohibit the incurrence of additional debt by our subsidiaries.

We may not have sufficient funds or be permitted by our senior secured credit facilities to purchase notes upon a change of control.

Upon a change of control, we will be required to make an offer to purchase all outstanding notes. However, we cannot assure you that we will have or will be able to borrow sufficient funds at the time of any change of control to make any required repurchases of notes, or that restrictions in our senior secured credit facilities or other senior secured indebtedness we may incur in the future would permit us to make the required repurchases. For the foreseeable future, we expect covenants in our senior secured credit facilities will not permit us to make the required repurchases. Furthermore, if we experience specific kinds of change of control, we must offer to repurchase all of the senior notes due 2017 at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If we fail to repurchase the notes as required under the indenture governing the notes, a default would occur under the indenture governing the notes.

Under clause (c) of the definition of “Change of Control” described under “Description of Notes,” a change of control will occur when, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the stockholders of Greif was approved by a vote of not less than a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office (i.e., “continuing directors”). In a recent decision in connection with a proxy contest, the Court of Chancery of Delaware has suggested that the occurrence of a change of control under a similar indenture provision may nevertheless be avoided, if the existing directors were to approve the slate of new director nominees (who would constitute a majority of the new board) as “continuing directors” solely for purposes of avoiding the triggering of such change of control clause, provided the incumbent directors give their approval in the good faith exercise of their fiduciary duties. The Court also suggested that there may be a possibility that an issuer’s obligation to repurchase its outstanding debt securities upon a change of control triggered by a failure to have a majority of “continuing directors” may be unenforceable on public policy grounds.

The notes have been issued with original issue discount for United States federal income tax purposes.

The notes have been issued with original issue discount (“OID”) for United States federal income tax purposes. U.S. Holders (as defined in “Certain United States Federal Income Tax Considerations”) are required to include any OID in gross income (as ordinary income) on a constant yield basis for United States federal income tax purposes in advance of the receipt of cash payments to which such income is attributable and regardless of such U.S. Holders’ method of tax accounting. For more information, see “Certain United States Federal Income Tax Considerations.”

If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

Fraudulent conveyance laws may permit courts to void the guarantors’ guarantees, if any, of the notes in specific circumstances, which would interfere with the payment under the guarantors’ guarantees.

Federal and state statutes may allow courts, under specific circumstances described below, to void the guarantors’ guarantees, if any, of the notes. If such a voidance occurs, our noteholders might be required to return payments received from our guarantors in the event of bankruptcy or other financial difficulty of our guarantors. Under United States federal bankruptcy law and comparable provisions of state fraudulent conveyance laws, a guarantee could be set aside if, among other things, a subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

•	incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

•	was insolvent or was rendered insolvent by reason of the incurrence;

•	was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts mature.

The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if, at the time the debtor incurred the debt, either:

•	the sum of the debtor’s debts and liabilities, including contingent liabilities, was greater than the debtor’s assets at fair valuation;

•	the present fair saleable value of the debtor’s assets was less than the amount required to pay the probable liability on the debtor’s total existing debts and liabilities, including contingent liabilities, as they became absolute and matured; or

•	it could not pay its debts as they became due.

If a court voids guarantees or holds them unenforceable, you will cease to be a creditor of the subsidiary guarantor and will be a creditor solely of us.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes. The original notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

Our net cash proceeds from the private offering of the original notes, after deducting initial purchaser discounts, original issue discount and our fees and expenses, were approximately $237 million. We have used the net cash proceeds from the private offering for general corporate purposes, including the repayment of amounts under our revolving multicurrency credit facility, without any permanent reduction of the commitments thereunder.

We entered into a credit agreement for the senior secured credit facilities on February 19, 2009. Under this credit agreement, we are provided with a $500.0 million revolving multicurrency credit facility which matures in February 2012, with an option to add $200.0 million to the facilities with the agreement of the lenders. The revolving multicurrency credit facility is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes, and to finance acquisitions. Interest is based on either a Eurodollar rate or a base rate that resets periodically plus a calculated margin amount. See “Description of Senior Secured Credit Facilities and Other Financing Arrangements — Senior Secured Credit Facilities.” At July 31, 2009, there was $32.9 million outstanding under the revolving multicurrency credit facility at an interest rate of 3.22%.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our unaudited capitalization as of July 31, 2009. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto and other financial data which are incorporated by reference into, or included elsewhere in, this prospectus.

As of July 31, 2009
Actual
(U.S. dollars in millions)

Cash and cash equivalents	$85.7

Short-term borrowings	$48.1
Senior secured credit facilities:
Revolving multicurrency credit facility(1)	32.9
Term credit facility	195.0
United States trade accounts receivable credit facility(2)	10.0
Senior Notes due 2017	300.0
Senior Notes due 2019(3)	241.6
Other debt	4.7

Total debt	832.2
Total shareholders’ equity	1,022.7

Total capitalization	$1,854.9

(1)	As of July 31, 2009, $24.2 million of standby letters of credit were issued and $442.9 million of additional borrowings were available under our senior secured credit facilities.

(2)	A total of $135.0 million may be borrowed under this credit facility, which is subject to the pledge of a like amount of eligible trade accounts receivable. As of July 31, 2009, eligible trade accounts receivable equaled $101.6 million.

(3)	Consists of $250.0 million aggregate principal amount of senior notes sold at a discounted price of 96.637%. The discount will accrete and be included in the interest expense until the notes mature.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference into this prospectus. This section contains certain “forward-looking statements” within the meaning of federal securities laws that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. Our fiscal year begins on November 1 and ends on October 31 of the following year. Any references to the years 2009, 2008, 2007 or 2006, or to any quarter of those years, relate to the fiscal year ended in that year.

General

Business Segments

We operate in three business segments: Industrial Packaging; Paper Packaging; and Timber.

We are a leading global provider of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. We seek to provide complete packaging solutions to our customers by offering a comprehensive range of products and services on a global basis. We sell our products to customers in industries such as chemicals, paint and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others. In addition, we provide a variety of blending and packaging services, logistics and warehousing to customers in many of these same industries in North America.

We sell our containerboard, corrugated sheets, corrugated containers and multiwall bags to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications. Our full line of multiwall bag products is used to ship a wide range of industrial and consumer products, such as fertilizers, chemicals, concrete, flour, sugar, feed, seed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

As of July 31, 2009, we owned approximately 267,150 acres of timber properties in the southeastern United States, which is actively managed, and approximately 27,400 acres of timber properties in Canada. Our timber management is focused on the active harvesting and regeneration of our timber properties to achieve sustainable long-term yields on our timberland. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of available merchantable acreage of timber, market and weather conditions. We also sell, from time to time, timberland and special use land, which consists of surplus land, higher and better use (“HBU”) land, and development land.

Greif Business System

In 2003, we began a transformation to become a leaner, more market-focused, performance-driven company — what we call the “Greif Business System.” We believe the Greif Business System has and will continue to generate productivity improvements and achieve permanent cost reductions. The Greif Business System continues to focus on opportunities such as improved labor productivity, material yield and other manufacturing efficiencies, along with further plant consolidations. In addition, as part of the Greif Business System, we have launched a strategic sourcing initiative to more effectively leverage our global spending and lay the foundation for a world-class sourcing and supply chain capability. In response to the current economic slowdown, we have continued to implement incremental and accelerated Greif Business System initiatives and specific contingency actions. These initiatives include continuation of active portfolio management, further administrative excellence activities, a hiring and salary freeze and curtailed discretionary spending.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these consolidated financial statements, in accordance with these principles, require us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements.

A summary of our significant accounting policies is included in the notes to our consolidated financial statements which are incorporated by reference into this prospectus. We believe that the consistent application of these policies enables us to provide readers of the consolidated financial statements with useful and reliable information about our results of operations and financial condition. The following are the accounting policies that we believe are most important to the portrayal of our results of operations and financial condition and require our most difficult, subjective or complex judgments.

Allowance for Accounts Receivable.  We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. In addition, we recognize allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on our historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances change (e.g., higher than expected bad debt experience or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could change by a material amount.

Inventory Reserves.  Reserves for slow moving and obsolete inventories are provided based on historical experience and product demand. We continuously evaluate the adequacy of these reserves and make adjustments to these reserves as required.

Net Assets Held for Sale.  Net assets held for sale represent land, buildings and land improvements less accumulated depreciation for locations that have been closed. We record net assets held for sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” at the lower of carrying value or fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the facility utilizing recent purchase offers, market comparables and/or data obtained from our commercial real estate broker. Our estimate as to fair value is regularly reviewed and subject to changes in the commercial real estate markets and our continuing evaluation as to the facility’s acceptable sale price.

Properties, Plants and Equipment.  Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of our assets.

We own timber properties in the southeastern United States and in Canada. With respect to our United States timber properties, which consisted of approximately 267,150 acres at July 31, 2009, depletion expense is computed on the basis of cost and the estimated recoverable timber acquired. Our land costs are maintained by tract. Merchantable timber costs are maintained by five product classes, pine sawtimber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a “depletion block,” with each depletion block based upon a geographic district or sub district. Currently, we have 10 depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, we estimate the volume of our merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. Our estimates do not include costs to be incurred in the future. We then project these volumes to the end of the year. Upon acquisition of a new timberland tract, we record separate amounts for land, merchantable timber and pre-

merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, we multiply the volumes sold by the depletion rate for the current year to arrive at the depletion cost. Our Canadian timberland, which consisted of approximately 27,400 acres at July 31, 2009, did not have any depletion expense since it is not actively managed at this time.

We believe that the lives and methods of determining depreciation and depletion are reasonable; however, using other lives and methods could provide materially different results.

Restructuring Reserves.  Restructuring reserves are determined in accordance with appropriate accounting guidance, including SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” and Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges,” depending upon the facts and circumstances surrounding the situation. Restructuring reserves are further discussed in the notes to our consolidated financial statements which are incorporated by reference into this prospectus.

Pension and Postretirement Benefits.  Our actuaries use assumptions about the discount rate, expected return on plan assets, rate of compensation increase and health care cost trend rates to determine pension and postretirement benefit expenses. Further discussion of our pension and postretirement benefit plans and related assumptions is contained in the notes to our consolidated financial statements which are incorporated by reference into this prospectus. The results would be different using other assumptions.

Income Taxes.  We record a tax provision for the anticipated tax consequences of our reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes,” the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. On November 1, 2007, we adopted Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” Further information may be found in the notes to our consolidated financial statements which are incorporated by reference into this prospectus.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged either to earnings or to goodwill, whichever is appropriate, in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of FIN 48 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Environmental Cleanup Costs.  We expense environmental costs related to existing conditions caused by past or current operations and from which no current or future benefit is discernable. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized.

Our reserves for environmental liabilities at July 31, 2009 amounted to $33.2 million, which included reserves of $18.2 million related to one of our blending facilities (a reduction of $3.3 million from January 31, 2009 due to expenditures made and a reduction in cost estimates by a third party for its remediation efforts), and $9.7 million related to certain facilities acquired in fiscal year 2007. The remaining reserves were for asserted and unasserted environmental litigation, claims and/or assessments at manufacturing sites and other locations where we believe it is probable the outcome of such matters will be unfavorable to us, but the environmental exposure at any one of those sites was not individually material. Reserves for large environmental exposures are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates. Reserves for less significant environmental exposures are principally based on management estimates.

Environmental expenses were $0.4 million, $0.2 million, and $1.6 million in 2008, 2007, and 2006, respectively. Environmental cash expenditures were $3.2 million, $1.6 million, and $1.8 million in 2008, 2007 and 2006, respectively. Environmental expenses were insignificant for the nine months ended July 31, 2009 and 2008. Environmental cash expenditures were $0.6 million and $2.6 million for the nine months ended July 31, 2009 and 2008, respectively.

We anticipate that expenditures for remediation costs at most of the sites will be made over an extended period of time. Given the inherent uncertainties in evaluating environmental exposures, actual costs may vary from those estimated at July 31, 2009. Our exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or fiscal year, we believe that the chance of a series of adverse developments occurring in the same quarter or fiscal year is remote. Future information and developments will require us to continually reassess the expected impact of these environmental matters.

Self-Insurance.  We are self-insured for certain of the claims made under our employee medical and dental insurance programs. We had recorded liabilities totaling $3.8 million and $4.1 million of estimated costs related to outstanding claims at July 31, 2009 and October 31, 2008, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported. These estimates are based on our assessment of outstanding claims, historical analysis and current payment trends. We record an estimate for the claims incurred but not reported using an estimated lag period based upon historical information. This lag period assumption has been consistently applied for the periods presented. If the lag period were hypothetically adjusted by a period equal to a half month, the impact on earnings would be approximately $1.0 million. However, we believe the liabilities recorded are adequate based upon current facts and circumstances.

We have certain deductibles applied to various insurance policies including general liability, product, auto and workers’ compensation. Deductible liabilities are insured primarily through our captive insurance subsidiary. We recorded liabilities totaling $16.8 million and $20.6 million for anticipated costs related to general liability, product, auto and workers’ compensation at July 31, 2009 and October 31, 2008, respectively. These costs include an estimate for expected settlements on pending claims, defense costs and an estimate for claims incurred but not reported. These estimates are based on our assessment of outstanding claims, historical analysis, actuarial information and current payment trends.

Contingencies.  Various lawsuits, claims and proceedings have been or may be instituted or asserted against us, including those pertaining to environmental, product liability, and safety and health matters. We are continually consulting legal counsel and evaluating requirements to reserve for contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” While the amounts claimed may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist. Based on the facts currently available, we believe the disposition of matters that are pending will not have a material effect on our consolidated results of operations, cash flows or financial position.

Goodwill, Other Intangible Assets and Other Long-Lived Assets.  Goodwill and indefinite-lived intangible assets are no longer amortized, but instead are periodically reviewed for impairment as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” The costs of acquired intangible assets determined to have definite lives are amortized on a straight-line basis over their estimated economic lives of five to 20 years. Our policy is to periodically review other intangible assets subject to amortization and other long-lived assets based upon the evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates, or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. An impairment loss would be recorded in the period such determination is made based on the fair value of the related assets.

Other Items.  Other items that could have a significant impact on the financial statements include the risks and uncertainties listed in this prospectus under “Disclosures Regarding Forward-Looking Statements” and “Risk Factors.” Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

Results of Operations

Historically, revenues and earnings may or may not be representative of future operating results due to various economic and other factors.

The non-GAAP financial measure of operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net, is used throughout the following discussion of our results of operations (although restructuring-related inventory charges are applicable only to the 2009 results for the Industrial Packaging segment and timberland disposals, net, are applicable only to the Timber segment). Operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net, is equal to operating profit plus restructuring charges, plus restructuring-related inventory charges less timberland gains plus timberland losses. We use operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net because we believe that this measure provides a better indication of our operational performance because it excludes restructuring charges and restructuring-related inventory charges, which are not representative of ongoing operations, and timberland disposals, net, which are volatile from period to period, and it provides a more stable platform on which to compare our historical performance.

The following table sets forth the net sales and operating profit for each of our business segments for the years ended October 31, 2008, 2007 and 2006, and for the three and nine months ended July 31, 2009 and 2008:

	For the			For the		For the
	Years Ended			Nine Months Ended		Three Months Ended
	October 31,			July 31,		July 31,
	2006	2007	2008	2008	2009	2008	2009
	(Audited)			(Unaudited)		(Unaudited)
	(U.S. dollars in millions)

Net sales
Industrial Packaging	$1,993.0	$2,653.6	$3,061.1	$2,271.7	$1,650.8	$852.4	$594.2
Paper Packaging	620.3	653.7	696.9	509.8	368.6	177.6	120.2
Timber	15.1	14.9	18.8	16.9	12.3	4.1	3.2

Total net sales	$2,628.4	$3,322.2	$3,776.8	$2,798.4	$2,031.7	$1,034.1	$717.6
Operating Profit
Operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net:
Industrial Packaging	$167.5	$229.4	$315.2	$235.3	$132.3	$92.9	$69.3
Paper Packaging	60.0	67.7	77.4	47.3	43.4	12.8	7.7
Timber	10.6	14.4	20.6	18.5	9.9	2.0	4.3

Total operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net	238.1	311.5	413.2	301.1	185.6	107.7	81.3

Restructuring charges:
Industrial Packaging	24.0	16.0	34.0	21.0	54.8	4.8	10.0
Paper Packaging	9.2	5.2	9.1	3.3	2.8	1.8	0.3
Timber	—	—	0.1	0.1	0.1	—	—

Total restructuring charges	33.2	21.2	43.2	24.4	57.7	6.6	10.3

Restructuring-related inventory charges:
Industrial Packaging	—	—	—	—	10.1	—	0.8
Timberland disposals, net:
Timber	41.3	(0.7)	0.3	0.3	—	0.2	—

Operating profit:
Industrial Packaging	143.5	213.4	281.2	$214.3	$67.4	$88.1	$58.5
Paper Packaging	50.8	62.5	68.3	44.0	40.6	11.0	7.4
Timber	51.9	13.7	20.8	18.7	9.8	2.2	4.3

Total operating profit	$246.2	$289.6	$370.3	$277.0	$117.8	$101.3	$70.2

Third Quarter 2009 Compared to Third Quarter 2008

Overview

Net sales decreased 31 percent (24 percent excluding the impact of foreign currency translation) to $717.6 million in the third quarter of 2009 compared to a record $1,034.1 million in the third quarter of 2008. The $316.5 million decline was due to lower sales in Industrial Packaging ($258.2 million), Paper Packaging ($57.4 million) and Timber ($0.9 million). The 24 percent constant-currency decrease was due to lower sales volumes and lower selling prices due to the pass-through of lower raw material costs.

Operating profit was $70.2 million and $101.3 million in the third quarter of 2009 and 2008, respectively. Operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net, was $81.3 million for the third quarter of 2009 compared to $107.7 million for the third quarter of 2008. The lower operating results for Industrial Packaging ($23.6 million) and Paper Packaging ($5.1 million), as compared to the same period last year, were due to lower sales volumes and lower prices, significantly offset by cost reductions achieved under incremental Greif Business System and accelerated Greif Business System initiatives and specific contingency actions. Timber operating profit improved by $2.3 million as a result of a single special use property sale in the third quarter of 2009.

Segment Review

Industrial Packaging

Our Industrial Packaging segment offers a comprehensive line of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. The key factors influencing profitability in the Industrial Packaging segment are:

•	Selling prices, customer demand and sales volumes;

•	Raw material costs, primarily steel, resin and containerboard;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System;

•	Restructuring charges;

•	Contributions from recent acquisitions;

•	Divestiture of business units; and

•	Impact of foreign currency translation.

In this segment, net sales decreased 30 percent (22 percent excluding the impact of foreign currency translation) to $594.2 million in the third quarter of 2009 from $852.4 million in the third quarter of 2008. The 22 percent constant-currency decrease was due to lower sales volumes and lower selling prices.

Gross profit margin for the Industrial Packaging segment was 20.7 percent in the third quarter of 2009 versus 19.8 percent in the third quarter of 2008 due to lower input costs.

Operating profit was $58.5 million in the third quarter of 2009 compared to operating profit of $88.1 million in the third quarter of 2008. Operating profit before the impact of restructuring charges and restructuring related inventory charges decreased to $69.3 million in the third quarter of 2009 from $92.9 million in the third quarter of 2008. The $23.6 million decrease was due to lower net sales, partially offset by lower raw material costs. Labor, transportation and energy costs were also lower as compared to the same quarter last year. This segment continues to benefit from Greif Business System and specific contingency initiatives.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, corrugated containers and multiwall bags in North America. The key factors influencing profitability in the Paper Packaging segment are:

•	Selling prices, customer demand and sales volumes;

•	Raw material costs, primarily old corrugated containers;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System; and

•	Restructuring charges.

In this segment, net sales were $120.2 million in the third quarter of 2009 compared to $177.6 million in the third quarter of 2008. This decrease was primarily due to lower sales volumes and lower container board selling prices compared to the same quarter of the previous year.

The Paper Packaging segment’s gross profit margin increased to 15.0 percent in the third quarter of 2009 compared to 12.9 percent in the third quarter of 2008 due to higher selling prices and lower input costs.

Operating profit was $7.4 million and $11.0 million in the third quarter of 2009 and 2008, respectively. Operating profit before the impact of restructuring charges decreased to $7.7 million in the third quarter of 2009 from $12.8 million in the third quarter of 2008. The $5.1 million decrease was primarily due to lower net sales, partially offset by lower raw material costs, especially for old corrugated containers. In addition, labor, transportation and energy costs were lower as compared to the same quarter of the previous year. This segment continues to benefit from Greif Business System and specific contingency initiatives.

Timber

As of July 31, 2009, our Timber segment consists of approximately 267,150 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 27,400 acres in Canada. The key factors influencing profitability in the Timber segment are:

•	Planned level of timber sales;

•	Selling prices and customer demand

•	Gains (losses) on sale of timberland; and

•	Gains on the sale of special use properties (surplus, HBU, and development properties).

Net sales were $3.2 million and $4.1 million in the third quarter of 2009 and 2008, respectively.

Operating profit was $4.3 million and $2.2 million in the third quarter of 2009 and 2008, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net, was $4.3 million in the third quarter of 2009 compared to $2.0 million in the third quarter of 2008. Included in these amounts were operating profits from the sale of special use properties (e.g., surplus, higher and better use, and development properties) of $3.9 million, including $3.5 million from a single property sale, in the third quarter of 2009 and $0.9 million in the third quarter of 2008.

Other Income Statement Changes

Cost of Products Sold

The cost of products sold, as a percentage of net sales, was 80.1 percent for the third quarter of 2009 versus 81.3 percent for the third quarter of 2008. The lower cost of products sold was primarily due to the Greif Business System and specific contingency initiatives, lower raw material cost and related last-in, first-out (LIFO) benefits.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses were $67.4 million, or 9.4 percent of net sales, in the third quarter of 2009 compared to $88.1 million, or 8.5 percent of net sales, in the third quarter of 2008. The decrease in SG&A expenses was primarily due to the implementation of incremental and accelerated Greif Business System initiatives and specific contingency actions and the impact of foreign currency translation.

Restructuring Charges

The focus of the 2009 restructuring activities is on business realignment due to the economic downturn and further implementation of the Greif Business System. During the third quarter of 2009, we recorded restructuring charges of $10.3 million, consisting of $4.7 million in employee separation costs, $1.7 million in asset impairments and $3.8 million in other costs. In addition, during the third quarter of 2009, we recorded $0.8 million of restructuring-related inventory charges as a cost of products sold in our Industrial Packaging segment related to excess inventory adjustment primarily at a closed facility in North America.

In 2008, our restructuring charges were primarily related to integration of acquisitions in the Industrial Packaging segment and alignment of the market-focused strategy and implementation of the Greif Business System in the Paper Packaging segment. During the third quarter of 2008, we recorded restructuring charges of $6.6 million, consisting of $4.2 million in employee separation costs and $2.4 million in other costs.

See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding these restructuring activities.

Timberland Disposals, Net

During the third quarter of 2009, we recorded no net gain on sale of timber property compared with a $0.2 million net gain on sale of timberland properties in the third quarter of 2008.

Gain on Disposal of Properties, Plants and Equipment, Net

During the third quarter of 2009, we recorded a gain on disposal of properties, plants and equipment, net of $5.3 million, primarily consisting of a $1.4 million gain on the sale of a property in North America and a $3.9 million gain on the sale of special use timber properties. During the third quarter of 2008, we recorded a gain on disposal of properties, plants and equipment, net of $2.9 million, primarily from gain from the sale of properties at a North American Paper Packaging facility of $1.7 million and the gain on the sale of special use timber properties of $0.9 million.

Interest Expense, Net

Interest expense, net was $12.1 million and $13.1 million for the third quarter of 2009 and 2008, respectively. The decrease in interest expense, net was primarily attributable to lower average debt outstanding and lower interest rates.

Other Income (Expense), Net

Other expense, net was $4.2 million and $2.1 million for the third quarter of 2009 and 2008, respectively. The increase in other expense, net was primarily due to foreign exchange losses.

Income Tax Expense

The effective tax rate was 23.6 percent and 23.3 percent in the third quarter of 2009 and 2008, respectively. The slightly higher effective tax rate resulted from an increase in the proportion of earnings in the United States relative to outside the United States in the 2009 compared to the same period last year and alternative fuel credit benefits of approximately $3.5 million.

Equity in Earnings (Losses) of Affiliates and Minority Interests

During the third quarter of 2009 and 2008, respectively, we recorded a loss of $1.4 million on equity in earnings (losses) of affiliates and minority interests. We have minority interests in various companies, and our minority interests in the respective net income of these companies have been recorded as an expense. These expenses were partially offset by the equity earnings of our unconsolidated affiliates.

Net Income

Based on the foregoing, we recorded net income of $39.7 million for the third quarter of 2009 compared to $64.6 million in the third quarter of 2008.

First Nine Months of 2009 Compared to First Nine Months of 2008

Overview

Net sales decreased 27 percent (20 percent excluding the impact of foreign currency translation) to $2,031.7 million in the first nine months of 2009 compared to $2,798.4 million in the first nine months of 2008. The $766.7 million decrease is due to Industrial Packaging ($620.9 million), Paper Packaging ($141.2 million) and Timber ($4.6 million). The 20 percent constant-currency decrease was due to lower sales volumes across all product lines.

Operating profit was $117.8 million and $277.0 million in the first nine months of 2009 and 2008, respectively. Operating profit before the impact of restructuring charges, restructuring-related inventory charges, and timberland disposals, net was $185.6 million for the first nine months of 2009 compared to $301.1 million for the first nine months of 2008. The $115.5 million decrease was principally due to lower operating profit in Industrial Packaging ($103.0 million), Paper Packaging ($3.9 million), and Timber ($8.6 million). This decrease was attributable to lowers sales volumes and lower prices, significantly offset by cost reductions achieved under the incremental Greif Business System and accelerated Greif Business System initiatives and specific contingency actions.

Segment Review

Industrial Packaging

Our Industrial Packaging segment offers a comprehensive line of industrial packaging products and services, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, polycarbonate water bottles, blending, filling and other packaging services, logistics and warehousing. The key factors influencing profitability in the Industrial Packaging segment are:

•	Selling prices and sales volumes;

•	Raw material costs, primarily steel, resin and containerboard;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System;

•	Contributions from recent acquisitions;

•	Divestiture of business units; and

•	Impact of foreign currency translation.

In this segment, net sales decreased to $1,650.8 million in the first nine months of 2009 compared to $2,271.7 million in the first nine months of 2008 — a decrease of 27 percent excluding the impact of foreign currency translation. The decrease in net sales was primarily attributable to the lower sales volumes in most of the industrial packaging businesses.

Industrial Packaging segment’s gross profit margin was 16.8 percent in the first nine months of 2009 compared to 18.3 percent for the first nine months of 2008. The decrease is primarily due to lower net sales, partially offset by lower raw material costs. Labor, transportation and energy costs were also lower as compared to the same quarter last year. This segment continues to benefit from Greif Business System and specific contingency initiatives.

Operating profit was $67.4 million in the first nine months of 2009 compared to $214.3 million in the first nine months of 2008. Operating profit before the impact of restructuring charges and restructuring-related inventory charges decreased to $132.3 million in the first nine months of 2009 compared to $235.3 million in the first nine months of 2008. The decrease in operating profit included $54.8 million of restructuring charges and $10.1 million of restructuring-related inventory charges. In addition in 2008, there was a $29.9 million pre-tax net gain on the divestiture of business units in Australia and Zimbabwe.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, corrugated containers and multiwall bags in North America. The key factors influencing profitability in the Paper Packaging segment are:

•	Selling prices and sales volumes;

•	Raw material costs, primarily old corrugated containers;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System; and

•	Restructuring charges.

In this segment, net sales were $368.6 million in the first nine months of 2009 compared to $509.8 million in the first nine months of 2008. The decrease in net sales was principally due to downward pressure on prices across all products and lower sales volumes.

The Paper Packaging segment’s gross profit margin was 20.0 percent in the first nine months of 2009 compared to 15.2 percent for the first nine months of 2008 due to higher selling prices and lower input costs.

Operating Profit was $40.6 million and $44.0 million in the first nine months of 2009 and 2008, respectively. Operating profit before the impact of restructuring charges increased to $43.4 million in the first nine months of 2009 compared to $47.3 million in the first nine months of 2008. The decrease in operating profit was primarily due to lower net sales, partially offset by lower raw material costs, especially for old corrugated containers. In addition, labor, transportation and energy costs were lower as compared to the same period of the previous year. This segment continues to benefit from Greif Business System and specific contingency initiatives.

Timber

Our Timber segment consists of approximately 267,150 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 27,400 acres in Canada. The key factors influencing profitability in the Timber segment are:

•	Planned level of timber sales;

•	Selling prices and customer demand;

•	Gains (losses) on sale of timberland; and

•	Sale of special use properties (surplus, HBU, and development properties).

Net sales were $12.3 million in the first nine months of 2009 and $16.9 million in the first nine months of 2008.

Operating profit was $9.8 million and $18.7 million in the first nine months of 2009 and 2008, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net was $9.9 million in the first nine months of 2009 compared to $18.5 million in the first nine months of 2008. Included in these amounts were profits from the sale of special use properties of $5.4 million in the first nine months of 2009 and $14.2 million in the first nine months of 2008.

Other Income Statement Changes

Cost of Products Sold

The cost of products sold, as a percentage of net sales, was 82.4 percent for the first nine months of 2009 compared to 82.1 percent in first nine months of 2008. A $6.1 million lower-of-cost or market inventory adjustments in Asia and $10.1 million restructuring-related inventory charge primarily related to two closed plants in Asia were the primary reasons for the increase in cost of products sold, which were offset by lower raw material costs and related LIFO benefits, contributions from further execution of incremental and accelerated Greif Business System initiatives.

SG&A Expenses

SG&A expenses were $191.5 million, or 9.4 percent of net sales, in the first nine months of 2009 compared to $252.0 million, or 9.0 percent of net sales, in the first nine months of 2008. The dollar decrease in SG&A expense was primarily due to tighter controls over SG&A expenses, reduction in administrative personnel as a result of incremental and accelerated Greif Business System initiatives, specific contingency actions, lower reserves for incentive compensation and the impact of foreign currency translation.

Restructuring Charges

During the first nine months of 2009, we recorded restructuring charges of $57.7 million, consisting of $29.8 million in employee separation costs, $13.3 million in asset impairments and $14.6 million in other costs. The focus of the 2009 restructuring activities is on business realignment due to the economic downturn and further implementation of the Greif Business System. In addition, during the first nine-months of 2009, we recorded $10.1 million of restructuring-related inventory charges as a cost of products sold in our Industrial Packaging segment related to excess inventory adjustments at primarily two closed facilities in Asia and one in North America.

During the first nine months of 2008, we recorded restructuring charges of $24.4 million, consisting of $9.4 million in employee separation costs, $9.4 million in asset impairments and $5.6 million in other costs. The focus of the 2008 restructuring activities was on integration of acquisitions in the Industrial Packaging segment and alignment of the market-focused strategy and implementation of the Greif Business System in the Paper Packaging segment.

See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding these restructuring activities.

Timberland Disposals, Net

During the first nine months of 2009, we recorded no net gain on sale of timber property compared to a net gain of $0.3 million in the first nine months of 2008.

Gain on Disposal of Properties, Plants, and Equipment, Net

During the first nine months of 2009, we recorded a gain on disposal of properties, plants and equipment, net of $9.8 million, primarily consisting of a $1.4 million gain on the sale a property in North America and $5.3 million gain from the sale of timber special use properties. During the first nine months of 2008, gain on disposals of properties, plants and equipment, net was $52.7 million, primarily consisting of a $29.9 million pre-tax net gain on divestiture of business units in Australia and the controlling interest in Zimbabwe, and $12.7 million in net gains from the sale of timber special use properties.

Interest Expense, Net

Interest expense, net was $37.7 million and $38.2 million for the first nine months of 2009 and 2008, respectively. The slight decrease in interest expense, net was primarily attributable to lower interest rates partially offset by higher average debt outstanding.

Debt Extinguishment Charge

In the first nine months of 2009, we entered into a new $700 million senior secured credit facilities. The new facilities replaced an existing $450 million revolving credit facility that was scheduled to mature in March 2010. As a result of this transaction, a debt extinguishment charge of $0.8 million in non-cash items, such as write-off of unamortized capitalized debt issuance costs was recorded.

Other Expense, Net

Other expense, net was $4.1 million and $9.2 million for the first nine months of 2009 and 2008, respectively. The decrease in other expense, net was primarily due to foreign exchange gains of $0.8 million in 2009 versus losses of $2.7 million in 2008. The remaining difference is primarily due to lower fees related to trade receivables financing facilities.

Income Tax Expense

The effective tax rate was 26.1 percent and 23.3 percent in the first nine months of 2009 and 2008, respectively. The higher effective tax rate resulted from an increase in the proportion of earnings in the United States relative to outside the United States in the first nine months 2009 compared to the same period last year and alternative fuel credit benefits of approximately $3.5 million.

Equity Earnings and Minority Interests

Equity earnings of affiliates and minority interests were a loss of $2.4 million and $2.1 million for the first nine months of 2009 and 2008, respectively. We have minority interests in various companies, and our minority interests in the respective net income of these companies have been recorded as an expense. These expenses were partially offset by the equity earnings of our unconsolidated affiliates.

Net Income

Based on the foregoing, we recorded net income of $53.1 million for the first nine months of 2009 compared to $173.9 million in the first nine months of 2008.

Year 2008 Compared to Year 2007

Overview

Net sales increased 14 percent (10 percent excluding the impact of foreign currency translation) to $3,776.8 million in 2008 compared to $3,322.3 million in 2007. The $454.5 million increase was due to Industrial Packaging ($407.4 million), Paper Packaging ($43.2 million) and Timber ($3.9 million). Strong organic sales growth for industrial packaging products and higher selling prices, principally in response to higher raw material costs, drove the 10 percent constant-currency increase.

Operating profit was $370.3 million and $289.6 million in 2008 and 2007, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net was $413.1 million for 2008 compared to $311.5 million for 2007. The $101.6 million increase was principally due to higher operating profit in Industrial Packaging ($85.7 million), Paper Packaging ($9.7 million) and Timber ($6.2 million). Operating profit, expressed as a percentage of net sales, increased to 9.8 percent for 2008 from 8.7 percent in 2007. Operating profit before restructuring charges and the impact of timberland disposals, net, expressed as a percentage of net sales, increased to 10.9 percent for 2008 from 9.4 percent in 2007.

Segment Review

Industrial Packaging

Our Industrial Packaging segment offers a comprehensive line of industrial packaging products and services, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. In 2008, the key factors influencing profitability in the Industrial Packaging segment were:

•	Selling prices, customer demand and sales volumes;

•	Raw material costs, primarily steel, resin and containerboard;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System;

•	Restructuring charges;

•	Contributions from recent acquisitions;

•	Divestiture of business units; and

•	Impact of foreign currency translation.

In this segment, net sales increased 15 percent to $3,061.1 million in 2008 compared to $2,653.6 million in 2007, an increase of 10 percent excluding the impact of foreign currency translation. Higher sales volumes across all regions, with particular strength in emerging markets, in addition to higher selling prices in response to higher raw material costs, continued to drive the segment’s organic growth.

Gross profit margin for the Industrial Packaging segment was 18.5 percent in 2008 compared to 18.3 percent in 2007, primarily due to the continued implementation of the Greif Business System (lower labor, transportation and other manufacturing costs).

Operating profit was $281.2 million in 2008 compared to $213.4 million in 2007. Operating profit before the impact of restructuring charges increased to $315.2 million in 2008 compared to $229.4 million in 2007. The increase in operating profit was primarily due to improvement in sales volumes, higher selling prices and contributions from the Greif Business System, which were partially offset by higher input costs.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, corrugated containers and multiwall bags in North America. In 2008, the key factors influencing profitability in the Paper Packaging segment were:

•	Selling prices, customer demand and sales volumes;

•	Raw material costs, primarily old corrugated containers;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System; and

•	Restructuring charges.

In this segment, net sales were $696.9 million in 2008 compared to $653.7 million in 2007. The increase in net sales was principally due to higher selling prices, including a containerboard price increase implemented in the fourth quarter of 2007, and the realization of a containerboard price increase implemented in the fourth quarter of 2008.

Gross profit margin for the Paper Packaging segment was 17.1 percent in 2008 compared to 17.4 percent in 2007. This decrease was primarily due to higher input costs, including energy and transportation, partially offset by higher selling prices from the containerboard increase implemented in the fourth quarter of 2007 and the partial realization of an increase implemented in the fourth quarter of 2008.

Operating Profit was $68.3 million and $62.5 million in 2008 and 2007, respectively. Operating profit before the impact of restructuring charges increased to $77.4 million in 2008 compared to $67.7 million in 2007. The increase was primarily due to higher selling prices from containerboard increases, partially offset by higher input costs, including increased energy costs and increased transportation costs.

Timber

As of October 31, 2008, our Timber segment consists of approximately 268,700 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 27,450 acres in Canada. In 2008, the key factors influencing profitability in the Timber segment were:

•	Planned level of timber sales;

•	Selling prices and customer demand

•	Gains (losses) on sale of timberland; and

•	Sale of special use properties (surplus, HBU, and development properties).

Net sales were $18.8 million in 2008 compared to and $14.9 million in 2007. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions.

Operating profit was $20.8 million and $13.7 million in 2008 and 2007, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net was $20.6 million in 2008 compared to $14.4 million in 2007. Included in these amounts were profits from the sale of special use properties of $16.8 million in 2008 and $9.5 million in 2007.

At October 31, 2008, we estimated that there were approximately 61,600 acres in Canada and the United States of special use property, which will be available for sale in the next five to seven years.

Other Income Statement Changes

Cost of Products Sold

Cost of products sold, as a percentage of net sales, decreased to 81.7 percent in 2008 from 81.8 percent in 2007. Cost of products sold, as a percentage of net sales, primarily decreased as a result of the improvement in net sales and positive contributions from the Greif Business System. These positive factors were partially offset by higher raw material, transportation and energy costs compared to 2007.

SG&A Expenses

SG&A expenses were $339.2 million, or 9.0 percent of net sales, in 2008 compared to $313.4 million, or 9.4 percent of net sales, in 2007. The dollar increase in our SG&A expense was primarily due to acquisition synergies and the impact of foreign currency translation, partially offset by tighter controls over SG&A expenses.

Restructuring Charges

Restructuring charges were $43.2 million and $21.2 million in 2008 and 2007, respectively.

Restructuring charges for 2008 consisted of $20.5 million in employee separation costs, $12.3 million in asset impairments, $0.4 million in professional fees and $10.0 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Six company-owned plants in the Industrial Packaging segment and four company-owned plants in the Paper Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 630 employees were severed during 2008.

Restructuring charges for 2007 consisted of $9.2 million in employee separation costs, $0.9 million in asset impairments, $1.0 million in professional fees, and $10.1 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Two company-owned plants in the Industrial Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 303 employees were severed in 2007.

See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding these restructuring activities.

Gains on Disposal of Properties, Plants and Equipment, Net

For 2008, we recorded a gain on disposal of properties, plants and equipment, net of $59.5 million, primarily consisting of $29.9 million pre-tax net gain on divestiture of business units in Australia and our controlling interest in a Zimbabwean operation, and $15.2 million in net gains from the sale of surplus and HBU timber properties. During 2007, gain on disposals of properties, plants and equipment, net was $19.4 million, primarily consisting of $8.9 million in gains from the sale of surplus and HBU timber properties.

Interest Expense, Net

Interest expense, net, was $49.6 million and $45.5 million in 2008 and 2007, respectively. The increase was primarily due to higher outstanding debt, a larger mix of debt outside of the United States and Europe with higher interest rates, and interest received on lower cash balances.

Other Income (Expense), Net

Other expense, net was $8.8 million in 2008 compared to $9.0 million in 2007. The decrease was primarily due to the recording of $1.7 million in net expense related to losses on foreign currency transactions in 2008 compared to $2.2 million in 2007 and other infrequent non-operating items recorded in 2007.

Income Tax Expense

During 2008, the effective tax rate was 23.6 percent compared to 25.3 percent in 2007. The effective tax rate decreased due to a change in the mix of income in the United States compared to regions outside of the United States, where tax rates were lower. In future years, the effective tax rate may fluctuate based on the mix of income inside and outside the United States and other factors.

Equity in Earnings of Affiliates and Minority Interests

Equity in earnings of affiliates and minority interests was $3.9 million in 2008 compared to $1.7 million for 2007. We have majority holdings in various companies, and the minority interests of other persons in the respective net income of these companies have been recorded as an expense. These expenses were partially offset by equity in the earnings of three of our subsidiaries under the equity method, one in India and two in North America.

Net Income

Based on the foregoing, net income increased $78.0 million to $234.4 million in 2008 from $156.4 million in 2007.

Year 2007 Compared to Year 2006

Overview

Net sales increased 26 percent to $3,322.2 million in 2007 compared to $2,628.4 million in 2006. Of this increase, 14 percent was due to the acquisitions of Blagden Packaging Group’s steel drum manufacturing and closures businesses (“Blagden”) in the first quarter of 2007 and Delta Petroleum Company, Inc.’s blending and filling businesses (“Delta”) in the fourth quarter of 2006, and 4 percent was from currency translation. The $693.8 million increase in net sales was primarily due to higher sales of products in our Industrial Packaging ($665.5 million), which benefited principally from stronger sales volumes compared to 2006, and higher selling prices in Paper Packaging ($28.6 million).

Operating profit was $289.6 million in 2007 compared to $246.2 million in 2006. Operating profit before the impact of restructuring charges and timberland disposals, net was $311.5 million for 2007 compared to $238.1 million for 2006. The $73.4 million increase compared to the prior year was principally due to higher operating profit in all three of the Company’s business segments, which include Industrial Packaging ($62.0 million), Paper Packaging ($7.7 million) and Timber ($3.7 million). Operating profit before restructuring charges and the impact of timberland disposals, net, expressed as a percentage of net sales, increased to 9.4 percent for 2007 from 9.1 percent in 2006.

Segment Review

Industrial Packaging

The Industrial Packaging segment offers a comprehensive line of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products and polycarbonate water bottles, and services, such as blending, filling and packaging services, logistics and warehousing. In 2007, the key factors influencing profitability in the Industrial Packaging segment were:

•	Selling prices and sales volumes;

•	Raw material costs, primarily steel, resin and containerboard;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System;

•	Restructuring charges;

•	Contributions from recent acquisitions; and

•	Impact of currency translation.

In this segment, net sales increased 34 percent to $2,653.6 million in 2007 from $1,993.0 million in 2006, an increase of 10 percent excluding the impact of the Blagden and Delta acquisitions (19 percent) and currency translation (5 percent). This segment’s organic growth was driven by higher sales volumes in most regions, with particular strength in Europe and the emerging markets.

Gross profit margin for the Industrial Packaging segment was 18.3 percent in 2007 compared to 18.5 percent in 2006. This decrease was primarily due to portfolio mix and increases in raw material costs that were partially offset by improvements in labor, transportation and other manufacturing costs which benefited from the continued execution of the Greif Business System.

Operating profit was $213.4 million in 2007 compared to $143.5 million in 2006. Operating profit before the impact of restructuring charges increased 38 percent to $229.4 million in 2007 from $167.5 million in 2006 primarily due to the improvement in net sales and the execution of the Greif Business System. Restructuring charges were $16.0 million in 2007 compared to $24.0 million in 2006.

Paper Packaging

The Paper Packaging segment sells containerboard, corrugated sheets and other corrugated products and multiwall bags in North America. In 2007, the key factors influencing profitability in the Paper Packaging segment were:

•	Selling prices and sales volumes;

•	Raw material costs, primarily old corrugated containers;

•	Energy and transportation costs;

•	Benefits from executing the Greif Business System; and

•	Restructuring charges.

In this segment, net sales were $653.7 million in 2007 compared to $620.3 million in 2006. The increase in net sales was principally due to higher containerboard selling prices implemented in 2006 and slightly improved volumes.

Gross profit margin for the Paper Packaging segment was 17.8 percent in 2007 compared to 17.5 percent in 2006. Higher raw material costs, especially old corrugated containers, were partially offset by contributions from further execution of the Greif Business System. The previously announced $40 per ton containerboard price increase has been fully implemented.

Operating profit was $62.5 million in 2007 compared to $50.8 million in 2006. Operating profit before the impact of restructuring charges increased 12 percent to $67.7 million in 2007 compared to $60.0 million in 2006 primarily due to higher net sales. Restructuring charges were $5.2 million in 2007 compared to $9.2 million in 2006.

Timber

As of October 31, 2007, the Timber segment consisted of approximately 269,950 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 36,650 acres in Canada. In 2007, the key factors influencing profitability in the Timber segment were:

•	Planned level of timber sales;

•	Sale of special use properties (surplus, HBU, and development properties); and

•	Timberland disposals, net.

Net sales were $14.9 million in 2007, consistent with plan, compared to $15.1 million in 2006. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. The 2007 timber sales were in line with our expectations.

Operating profit was $13.7 million in 2007 compared to $51.9 million, including $41.3 million from timberland disposals, net, in 2006. Operating profit before the impact of restructuring charges and timberland disposals, net was $14.4 million in 2007 compared to $10.6 million in 2006. Profit from the sale of special use property more than doubled to $9.5 million in 2007 from $4.6 million the prior year. Timberland disposals, net decreased by $42.0 million in 2007 compared to 2006 as the final phases of the $90 million sale of 56,000 acres of timberland, timber and associated assets were completed in 2006. These gains were the result of sales of timberland and are volatile from period to period. Restructuring charges were insignificant in both years.

At October 31, 2007, we estimated that there were approximately 76,000 acres in Canada and the United States of special use property, which will be available for sale in the next five to seven years.

Other Income Statement Changes

Cost of Products Sold

Cost of products sold, as a percentage of net sales, was the same at 81.8 percent for 2007 and 2006. The flat cost of products sold was due to lower labor, transportation and other manufacturing cost resulting from the Greif Business System, which was offset by the change in portfolio mix and increase in raw material costs.

SG&A Expenses

SG&A expenses were $313.4 million, or 9.4 percent of net sales, in 2007 compared to $259.1 million, or 9.9 percent of net sales, in 2006. The year over year dollar increase in SG&A was primarily due to the Blagden and Delta acquisitions and performance-based incentive accruals, which were partially offset by tight control over SG&A expenses and the positive impact from prior acquisition integration activities.

Restructuring Charges

Restructuring charges were $21.2 million and $33.2 million in 2007 and 2006, respectively.

Restructuring charges for 2007 consisted of $9.2 million in employee separation costs, $0.9 million in asset impairments, $1.0 million in professional fees, and $10.1 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Two company-owned plants in the Industrial Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 303 employees were severed in 2007.

Restructuring charges for 2006 consisted of $16.8 million in employee separation costs, $8.3 million in asset impairments, $2.0 million in professional fees and $6.1 million in other restructuring costs, primarily consisting of facility consolidation and lease terminations costs. Four company-owned plants were closed. Three plants in the Paper Packaging segment and one in the Industrial Packaging segment were closed. The Industrial Packaging segment reduced the number of plants in the United Kingdom from five to three; merged operations of businesses purchased in October 2005 into existing North American plants; and consolidated one plant in France. In addition, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 281 employees were severed in 2006.

See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding these restructuring activities.

Gains on Disposal of Properties, Plants and Equipment, Net

The gain on disposal of properties, plants and equipment, net increased by $1.4 million to $19.4 million in 2007 compared to $18.0 million in 2006. The majority of the 2007 gains related to the sale of a small Canadian Industrial Packaging operation and the sale of surplus properties.

Interest Expense, Net

Interest expense, net was $45.5 million and $36.0 million in 2007 and 2006, respectively. The increase was attributable to higher average debt outstanding due to our Blagden and Delta acquisitions, which was partially offset by lower interest expense for our senior notes due 2017 issued in the second quarter of 2007. The senior notes due 2017 replaced our senior subordinated notes tendered in 2007.

Debt Extinguishment Charge

On February 9, 2007, we completed a tender offer for our 8 7/8 percent Senior Subordinated Notes. In the tender offer, we purchased $245.6 million aggregate principal amount of the outstanding $248.0 million senior subordinated notes. As a result of this transaction, a debt extinguishment charge of $23.5 million ($14.5 million in cash and $9.0 million in non-cash items, such as write-off of unamortized capitalized debt issue costs) was recorded. The remaining senior subordinated notes were redeemed by us during the fourth quarter of 2007. There was no debt extinguishment charge in 2006.

Other Income (Expense), Net

Other expense, net was $8.9 million in 2007 compared to $2.3 million in 2006. The increase was primarily due to the increase in Non-United States trade receivable program fees of $2.5 million, and recording of $2.2 million in expense, for currency transactions and remeasurement gains (losses) related to hyperinflationary accounting in 2007 compared to income of $1.6 million in 2006.

Income Tax Expense

During 2007, the effective tax rate was 25.3 percent compared to 30.7 percent in 2006. The effective tax rate decreased due to the mix of income in regions outside of the United States versus inside the United States increasing where tax rates were lower.

Equity in Earnings of Affiliates and Minority Interests

Equity in earnings of affiliates and minority interests was $1.7 million for 2007 compared to $1.9 million for 2006. We have majority holdings in various companies, and the minority interests of other persons in the respective net income of these companies have been recorded as an expense. These expenses were partially offset by equity in the earnings of Balmer Lawrie-Van Leer Ltd, a minority interest joint venture in India.

Net Income

Based on the foregoing, net income increased $14.3 million to $156.4 million in 2007 from $142.1 million in 2006.

Liquidity and Capital Resources

Our primary sources of liquidity are operating cash flows, the proceeds from our trade accounts receivable credit facility, proceeds from the sale of our non-United States accounts receivable, borrowings under our senior secured credit facilities and the proceeds from the issuance of our senior notes due 2017, further discussed below, as well as the proceeds from the issuance of the original notes on July 28, 2009. We have used these sources to fund our working capital needs, capital expenditures, cash dividends, common stock repurchases and acquisitions. We anticipate continuing to fund these items in a like manner. We currently expect that operating cash flows, the proceeds from our trade accounts receivable credit facility, proceeds from the sale of our non-United States accounts receivable, borrowings under our senior secured credit facilities and the proceeds from the issuance of our senior notes due 2017 and original notes (or if exchanged, the exchange notes described in this prospectus) will be sufficient to fund our currently anticipated working capital, capital expenditures, debt repayment, potential acquisitions of businesses and other liquidity needs for the foreseeable future. See “Description of Senior Secured Credit Facilities and Other Financing Arrangements.”

Capital Expenditures

During the first nine months of 2009, we invested $81.4 million in capital expenditures, excluding timberland purchases of $0.6 million, compared with capital expenditures of $107.2 million, excluding timberland purchases of $1.5 million, during the first nine months of 2008. During 2008, 2007 and 2006, we invested $143.1 million (excluding $2.5 million for timberland properties), $112.6 million (excluding $2.3 million for timberland properties), and $75.6 million (excluding $62.1 million for timberland properties), in capital expenditures, respectively.

We expect capital expenditures, excluding timberland purchases, to be approximately $95 to $100 million in 2009. The expenditures will primarily be to replace and improve equipment.

Business Acquisitions and Divestitures

During the first nine months of 2009, we acquired four industrial packaging companies for an aggregate purchase price of $33.0 million. These acquisitions, three located in North America and one in Asia, complimented our current businesses. During 2008, we acquired four small industrial packaging companies and one paper packaging company and made a contingent purchase price payment related to an acquisition from October 2005 for an aggregate purchase price of $90.3 million. These five acquisitions, one in South America (70 percent interest), one in the Middle East (51 percent interest), one in Asia, and two in North America, complemented our current businesses. During 2008, we sold our Australian drum operations, sold our 51 percent interest in a Zimbabwean operation, sold three North American paper packaging operations and sold a North American industrial packaging operation. The proceeds from these divestitures were $36.5 million resulting in a net gain of $31.6 million. The 2007 sales and net income from these operations were not material to our overall operations. See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding our acquisitions.

Balance Sheet Changes

July 31, 2009 Compared to October 31, 2008

Our trade accounts receivable decreased $66.3 million, primarily due to lower sales and foreign currency translation.

Inventories decreased $83.3 million due to lower raw material cost, lower inventory requirements and foreign currency translation.

Goodwill increased $32.2 million due to acquisitions in the Industrial Packaging segment, final purchase price adjustments for three 2008 acquisitions and foreign currency translation.

Accounts payable decreased $140.7 million due to lower purchase requirements, lower commodity prices, seasonality factors, timing of payments, partially offset by foreign currency translation.

Accrued payroll and employee benefits decreased $32.3 million primarily due to workforce reductions and reduced 2009 incentive accruals.

Long-term debt increased $111.0 million due to increased cash requirements related to working capital, capital expenditures and acquisitions.

Other long-term liabilities increased $31.8 million primarily due to the revaluation of a cross-currency swap.

Accumulated other comprehensive income (loss) — foreign currency translation increased $29.3 million, primarily due to the appreciation of the United State Dollar against the European, Asian and Latin American currencies in 2009.

October 31, 2008 Compared to October 31, 2007

Cash and cash equivalents decreased $46.1 million primarily due to the cost of 2008 North and South America, Asia, and the Middle East acquisitions, capital expenditures, debt repayments, higher priced inventories and dividends paid, partially offset by cash flows from operations.

Trade accounts receivables increased $53.2 million primarily due to the 2008 North and South America, Asia, and the Middle East acquisitions and overall higher selling prices.

Inventories increased $61.0 million primarily due to higher priced inventories and lower demand in the fourth quarter of 2008, coupled with the 2008 North and South America, Asia, and the Middle East acquisitions.

Net assets held for sale increased $9.8 million primarily due to various industrial packaging and paper packaging facility closures.

Long-term notes receivable decreased $32.9 million due to the early collection of a note receivable.

Other long-term assets increased $25.5 million primarily due to the 2008 North and South America, Asia, and the Middle East acquisitions.

Accounts payable decreased $26.4 million due to economic factors, timing of payments and foreign currency translation.

Short-term borrowings increased $28.4 million primarily due to continued expansion and working capital needs at our Chinese subsidiaries, as well as debt acquired for the South American acquisition.

Long-term debt increased by $50.5 million primarily due to financing the 2008 North and South America, Asia, and the Middle East acquisitions.

Borrowing Arrangements

See “Description of Senior Secured Credit Facilities and Certain Financing Arrangements” for a description of our existing senior secured credit facilities and senior notes due 2017, as well as certain of our other financing arrangements.

Contractual Obligations

As of July 31, 2009, we had the following contractual obligations (U.S. dollars in millions):

		Payments Due By Period
		Less
		Than	1-3	3-5	After 5
	Total	1 Year	Years	Years	Years

Long-term debt	$1,143.0	$11.8	$368.0	$89.5	$673.7
Short-term borrowings	48.6	48.6	—	—	—
Capital lease obligations	0.6	—	0.6	—	—
Operating lease	116.9	5.6	32.8	22.8	55.7
Liabilities held by special purpose entities	68.4	1.1	4.5	4.5	58.3

Total	$1,377.5	$67.1	$405.9	$116.8	$787.7

Our unrecognized tax benefits under FIN 48 have been excluded from the contractual obligations table because of the inherent uncertainty and the inability to reasonably estimate the timing of cash outflows.

Share Repurchase Program

Our Board of Directors has authorized us to purchase up to four million shares of Class A Common Stock or Class B Common Stock or any combination of the foregoing. During the third three months of 2009, we did not repurchase any shares of Class A Common Stock or Class B Common Stock. As of July 31, 2009, we had repurchased 2,833,272 shares, including 1,416,752 shares of Class A Common Stock and 1,416,520 shares of Class B Common Stock, under this program. The total cost of the shares repurchased from November 1, 2006 through July 31, 2009 was approximately $36.0 million.

Effects of Inflation

The effects of inflation did not have a material impact on our operations during 2008, 2007 or 2006, or during the nine months ended July 31, 2009.

Recent Accounting Standards

In December 2007, the Financial Accounting Standards Board, (“FASB”) issued SFAS No. 141(R), “Business Combinations,” which replaces SFAS No. 141. The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. SFAS No. 141(R) will apply to any acquisition entered into on or after November 1, 2009, but will have no effect on our consolidated financial statements for the fiscal year ending October 31, 2009 or any prior fiscal years upon adoption.

In December 2007, the FASB issued SFAS No. 160, “Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent’s ownership interest and the interest of the noncontrolling owners of a subsidiary. The provisions of SFAS No. 160 are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 160 is adopted, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. SFAS No. 160 will be effective for the Company’s financial statements for the fiscal year beginning November 1, 2009 (2010 for us). We are currently evaluating the impact, if any, that the adoption of SFAS No. 160 will have on our consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures About Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”), to provide guidance on employers’ disclosures about assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 requires employers to disclose information about fair value measurements of plan assets similar to SFAS 157. The objectives of the disclosures are to provide an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The disclosures required by FSP FAS 132(R)-1 will be effective for our financial statements for the fiscal year beginning November 1, 2009. We are in the process of evaluating the impact, if any, that the adoption of FSP FAS 132(R)-1 may have on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.” The Statement amends SFAS No. 140 to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. The provisions of SFAS No. 166 are effective for our financial statements for the fiscal year beginning November 1, 2010. We are in the process of evaluating the impact, if any, that the adoption of SFAS No. 166 may have on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. It also amends FASB Interpretation 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The provisions of SFAS No. 167 are effective for our financial statements for the fiscal year beginning November 1, 2010. We are currently in the process of evaluating the impact, if any, that the adoption of SFAS No. 167 may have on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles.” This standard replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” and establishes two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. We will begin to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the fourth quarter of fiscal 2009. We do not expect adoption of SFAS No. 168 to have a material impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk related to our financial instruments that include borrowings under our senior secured credit facilities, proceeds from our senior notes due 2017, trade accounts receivable credit facility and original notes (and if exchanged, the exchange notes described in this prospectus), and interest rate swap agreements. We do not enter into financial instruments for trading or speculative purposes. The interest rate swap agreements have been entered into to manage our exposure to variability in interest rates and changes in the fair value of fixed rate debt.

We had interest rate swap agreements with an aggregate notional amount of $225 million and $100 million at July 31, 2009 and October 31, 2008, respectively, with various maturities through 2010. The interest rate swap agreements are used to fix a portion of the interest on our variable rate debt. Under certain of these agreements, we receive interest monthly or quarterly from the counterparties equal to London InterBank Offered Rate (“LIBOR”) and pay interest at a fixed rate over the life of the contracts. A liability for the loss on interest rate swap contracts, which represented their fair values, in the amount of $1.6 million and $2.8 million was recorded at July 31, 2009 and October 31, 2008, respectively.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our senior secured credit facilities, senior notes due 2017 and trade accounts receivable credit facility, the tables present scheduled amortizations of principal and the weighted average interest rate by contractual maturity dates at July 31, 2009 and October 31, 2008. For interest rate swaps, the tables present annual amortizations of notional amounts and weighted average interest rates by contractual maturity dates. Under the cash flow swap agreements, we receive interest either monthly or quarterly from the counterparties and pay interest either monthly or quarterly to the counterparties.

The fair values of our senior secured credit facilities, senior notes due 2017 and trade accounts receivable credit facility are based on rates available to us for debt of the same remaining maturity at July 31, 2009 and October 31, 2008. The fair value of the interest rate swap agreements has been determined based upon the market settlement prices of comparable contracts at July 31, 2009 and October 31, 2008.

Financial Instruments
As of July 31, 2009

	Expected Maturity Date
						After		Fair
	2009	2010	2011	2012	2013	2013	Total	Value
	(U.S. dollars in millions)

Senior secured credit facilities:
Scheduled amortizations	$3	$17	$20	$188	$—	$—	$228	$228
Average interest rate(1)	3.22%	3.22%	3.22%	3.22%	—	—	3.22%
Senior notes due 2019:
Scheduled amortizations	$—	$—	$—	$—	$—	$242	$242	$248
Average interest rate(1)	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%
Senior notes due 2017:
Scheduled amortizations	$—	$—	$—	$—	$—	$300	$300	$283
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%
Trade accounts receivable credit facility:
Scheduled amortizations	$—	$10	$—	$—	$—	$—	$10	$10
Average interest rate(1)	1.93%	1.93%	—	—	—	—	1.93%
Interest rate swaps:
Scheduled amortizations	$50	$50	$—	$125	$—	$—	$225	$(1.8)
Average pay rate(2)	4.93%	4.93%	4.93%	4.93%	—	—	4.93%
Average receive rate(3)	0.86%	0.86%	0.86%	0.86%	—	—	0.86%

(1)	Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin at July 31, 2009. The rates presented are not intended to project our expectations for the future.

(2)	The average pay rate is based upon the fixed rates we were scheduled to pay at July 31, 2009. The rates presented are not intended to project our expectations for the future.

(3)	The average receive rate is based upon the LIBOR we were scheduled to receive at July 31, 2009. The rates presented are not intended to project our expectations for the future.

Financial Instruments
As of October 31, 2008

	Expected Maturity Date
						After		Fair
	2009	2010	2011	2012	2013	2013	Total	Value
	(U.S. dollars in millions)

Senior secured credit facilities:
Scheduled amortizations	$—	$248	$—	$—	$—	$—	$248	$248
Average interest rate(1)	3.98%	3.98%	—	—	—	—	3.98%
Senior notes due 2017:
Scheduled amortizations	$—	$—	$—	$—	$—	$300	$300	$246
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%
Trade accounts receivable credit facility:
Scheduled amortizations	$—	$120	$—	$—	$—	$—	$120	$120
Average interest rate(1)	4.24%	4.24%	—	—	—	—	4.24%
Interest rate swaps:
Scheduled amortizations	$50	$50	$—	$—	$—	$—	$100	$(2.7)
Average pay rate(2)	4.93%	4.93%	—	—	—	—	4.93%
Average receive rate(3)	3.11%	3.11%	—	—	—	—	3.11%

(1)	Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin at October 31, 2008. The rates presented are not intended to project our expectations for the future.

(2)	The average pay rate is based upon the fixed rates we were scheduled to pay at October 31, 2008. The rates presented are not intended to project our expectations for the future.

(3)	The average receive rate is based upon the LIBOR we were scheduled to receive at October 31, 2008. The rates presented are not intended to project our expectations for the future.

Currency Risk

As a result of our international operations, our operating results are subject to fluctuations in currency exchange rates. The geographic presence of our operations mitigates this exposure to some degree. Additionally, our transaction exposure is somewhat limited because we produce and sell a majority of our products within each country in which we operate.

Prior to August 1, 2007, we had cross-currency interest rate swaps to hedge a portion of our net investment in our European subsidiaries. Under these agreements, we received interest semi-annually from the counterparties equal to a fixed rate of 8.875 percent on $248.0 million and paid interest at a fixed rate of approximately 6.80 percent on €206.7 million. These swaps matured on August 1, 2007 and we paid €206.7 million ($281.9 million) to the counterparties and received $248.0 million from the counterparties.

On August 1, 2007, we entered into new cross-currency interest rate swaps to hedge our net investment in our European subsidiaries. Under these new agreements, we receive interest semi-annually from the counterparties equal to a fixed rate of 6.75 percent on $300.0 million and pay interest at a fixed rate of 6.25 percent on €219.9 million. Upon maturity of these swaps on August 1, 2009, August 1, 2010 and August 1, 2012, we will be required to pay €73.3 million to the counterparties and receive $100.0 million from the counterparties on each of these dates. A liability for the loss on these agreements of $7.7 million and an asset for the gain of $24.5 million, representing their fair values, was recorded at July 31, 2009 and October 31, 2008, respectively.

At July 31, 2009 and October 31, 2008, we had outstanding currency forward contracts in the notional amount of $48.9 million and $174.0 million, respectively ($82.5 million at October 31, 2007). The purpose of these contracts is to hedge our exposure to currency translation, currency transactions and short-term intercompany loan balances with our international businesses. The fair value of these contracts resulted in a loss of $1.5 million recorded in other comprehensive income at October 31, 2008 and an insignificant loss recorded in the consolidated statement of income for 2008.

Commodity Price Risk

We purchase commodities such as steel, resin, containerboard, pulpwood, old corrugated containers and energy. We do not currently engage in material hedging of commodities, other than small hedges in natural gas and old corrugated containers, because there has historically been a high correlation between the commodity cost and the ultimate selling price of our products. The fair value of our commodity hedging contracts resulted in a $6.6 million loss recorded in other comprehensive income at October 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During fiscal year 2008, as well as the current fiscal year, we retained the law firm of Baker & Hostetler LLP to perform legal services on our behalf, including representing us on certain legal matters regarding the issuance of the notes. Daniel J. Gunsett, a partner in that firm, is one of our directors and a member of the Compensation, Executive, Nominating and Corporate Governance, and Stock Repurchase Committees. Our Board of Directors has affirmatively determined that Mr. Gunsett meets the categorical standards of independence adopted by the Board and is an independent director as defined in the New York Stock Exchange listing standards. See “Legal Matters.”

John F. Finn is a director of both our company and J.P. Morgan Funds (an affiliate of one of the initial purchasers). Mr. Finn serves on our Audit Committee. Neither Mr. Finn, the Board, nor the Audit Committee had any input on the selection of the initial purchasers.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITIES
AND OTHER FINANCING ARRANGEMENTS

Senior Secured Credit Facilities

On February 19, 2009, we and one of our international subsidiaries, as borrowers, and a syndicate of financial institutions, as lenders, entered into a credit agreement which provides us with a $500.0 million revolving multicurrency credit facility and a $200.0 million term loan, both maturing in February 2012, with an option to add $200.0 million to the facilities with the agreement of the lenders. We refer to these loans as our senior secured credit facilities. Our senior secured credit facilities are available to fund ongoing working capital and capital expenditure needs, for general corporate purposes, to finance acquisitions, and to repay amounts outstanding under the prior credit facility, discussed below. Interest is based on either a Eurodollar rate or a base rate that resets periodically plus a calculated margin amount. There was $227.9 million outstanding under our senior secured credit facilities at July 31, 2009.

Our senior secured credit facilities replaced our then existing $450.0 million revolving multicurrency credit facility due 2010. The revolving multicurrency credit facility was available to us for ongoing working capital and general corporate purposes and provided for interest based on a euro currency rate or an alternative base rate that reset periodically plus a calculated margin amount. In connection with entering into the credit agreement for our senior secured credit facilities, we borrowed $325.3 million under those facilities to pay the outstanding obligations under the prior credit facility and certain costs and expenses incurred in connection with this loan transaction.

The credit agreement for our senior secured credit facilities contains certain covenants, which include financial covenants that require us to maintain a certain leverage ratio and a fixed charge coverage ratio. The leverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) our total consolidated indebtedness, to (b) our consolidated net income plus depreciation, depletion and amortization, interest expense (including capitalized interest), income taxes, and minus certain extraordinary gains and non-recurring gains (or plus certain extraordinary losses and non-recurring losses) and plus or minus certain other items for the preceding twelve months (“EBITDA”) to be greater than 3.5-to-1. The fixed charge coverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) (i) consolidated EBITDA, less (ii) the aggregate amount of certain cash capital expenditures, and less (iii) the aggregate amount of Federal, state, local and foreign income taxes actually paid in cash (other than taxes related to asset sales not in the ordinary course of business), to (b) the sum of (i) consolidated interest expense to the extent paid or payable in cash during such period and (ii) the aggregate principal amount of all regularly scheduled principal payments or redemptions or similar acquisitions for value of outstanding debt for borrowed money, but excluding any such payments to the extent refinanced through the incurrence of additional indebtedness, to be less than 1.5-to-1. At July 31, 2009, we were in compliance with the covenants under this credit agreement.

The terms of the credit agreement for our senior secured credit facilities limit our ability to make “restricted payments,” which includes dividends and purchases, redemptions and acquisitions of our equity interests. The repayment of this facility is secured by a security interest in our personal property and the personal property of our United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of our United States subsidiaries and, in part, by the capital stock of all international borrowers. The payment of the outstanding principal balance of the senior secured credit facilities and accrued interest thereon may be accelerated and become immediately due and payable upon the default in our payment or other performance obligations or our failure to comply with the financial and other covenants in the credit agreement for these facilities, subject to applicable notice requirements and cure periods as provided in the credit agreement.

On July 28, 2009, we issued the original notes. In connection with the issuance of the original notes, we obtained a waiver from the lenders under the credit agreement for our senior secured credit facilities. Under this credit agreement, we would have been required to use the proceeds of the original notes first to make a mandatory prepayment to our term loan facility, then to make a mandatory prepayment to certain letter of credit borrowings and finally to cash collateralize letter of credit obligations. The lenders waived this mandatory prepayment requirement and allowed us to instead, on a one-time basis, to use the proceeds of the original notes to repay borrowings under the revolving credit facility.

Existing Senior Notes

We have issued $300.0 million of our 6 3/4 percent Senior Notes due February 1, 2017, which we refer to as our senior notes due 2017. The proceeds from the issuance of the senior notes due 2017 were principally used to fund the purchase of our previously outstanding senior subordinated notes and for general corporate purposes. The senior notes due 2017 are general unsecured obligations of Greif, provide for semi-annual payments of interest at a fixed rate of 6.75 percent, and do not require any principal payments prior to maturity on February 1, 2017. The senior notes due 2017 are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries’ existing and future indebtedness. The indenture pursuant to which the senior notes due 2017 were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the indenture.

United States Trade Accounts Receivable Credit Facility

We have a $135.0 million trade accounts receivable facility (the “Receivables Facility”) with a financial institution and its affiliate (the “Purchasers”). The Receivables Facility matures in December 2013, subject to earlier termination by the Purchasers of their purchase commitment in December 2009. In addition, we can terminate the Receivables Facility at any time upon five days prior written notice. The Receivables Facility is secured by certain of our United States trade receivables and bears interest at a variable rate based on the commercial paper rate, or alternatively, LIBOR, plus a margin. Interest is payable on a monthly basis and the principal balance is payable upon termination of the Receivables Facility. The Receivables Facility contains certain covenants, including financial covenants for a leverage ratio identical to the credit agreement for the senior secured credit facilities, and an interest coverage ratio. The interest coverage ratio generally requires that, at the end of any quarter, we will not permit the ratio of (a) our EBITDA (see definition in “— Senior

Secured Credit Facilities” above) to (b) our interest expense (including capitalized interest) for the preceding twelve months to be less than 3-to-1. Proceeds of the Receivables Facility are available for working capital and general corporate purposes. At July 31, 2009, $10.0 million was outstanding under the Receivables Facility. See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding this credit facility.

Sale of Non-United States Accounts Receivable

Certain of our international subsidiaries have entered into discounted receivables purchase agreements and factoring agreements (the “RPAs”) pursuant to which trade receivables generated from certain countries other than the United States and which meet certain eligibility requirements are sold to certain international banks or their affiliates. The structure of these transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from our various subsidiaries to the respective banks. The banks fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75 percent to 90 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, we remove from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and continue to recognize the deferred purchase price in our accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the respective banks between the settlement dates. The maximum amount of aggregate receivables that may be sold under our various RPAs was $172.8 million at July 31, 2009. At July 31, 2009, total accounts receivable of $118.5 were sold under the various RPAs.

At the time the receivables are initially sold, the difference between the carrying amount and the fair value of the assets sold are included as a loss on sale and classified as “other expense” in the consolidated statements of income. Expenses associated with the various RPAs totaled $3.7 million for the three months ended July 31, 2009. Additionally, we perform collections and administrative functions on the receivables sold similar to the procedures we use for collecting all of our receivables. The servicing liability for these receivables is not material to the consolidated financial statements. See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding these various RPAs.

Other

In addition to the amounts borrowed against the senior secured credit facilities and proceeds from our senior notes due 2017, our United States trade accounts receivable credit facility and the original notes, we had outstanding other debt of $52.7 million, comprised of $4.7 million in long-term debt and $48.0 million in short-term borrowings, at July 31, 2009.

Significant Nonstrategic Timberland Transactions

In connection with a 2005 timberland transaction with Plum Creek Timberlands, L.P. (“Plum Creek”), Soterra LLC (one of our wholly-owned subsidiaries) received cash and a $50.9 million purchase note payable by an indirect subsidiary of Plum Creek (the “Purchase Note”). Soterra LLC contributed the Purchase Note to STA Timber LLC (“STA Timber”), one of our indirect wholly-owned subsidiaries. The Purchase Note is secured by a Deed of Guarantee issued by Bank of America, N.A., London Branch, in an amount not to exceed $52.3 million (the “Deed of Guarantee”). STA Timber has issued in a private placement 5.20 percent Senior Secured Notes due August 5, 2020 (the “Monetization Notes”) in the principal amount of $43.3 million. The Monetization Notes are secured by a pledge of the Purchase Note and the Deed of Guarantee. Greif, Inc. and its other subsidiaries have not extended any form of guaranty of the principal or interest on the Monetization Notes. Accordingly, Greif, Inc. and its other subsidiaries will not become directly or contingently liable for the payment of the Monetization Notes at any time. See the notes to our consolidated financial statements which are incorporated by reference into this prospectus for additional disclosures regarding these transactions.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On July 28, 2009, we sold $250.0 million in aggregate principal amount at maturity of the outstanding original notes (the “original notes”) in a private placement. The original notes were sold to the initial purchasers who in turn resold the notes to a limited number of “Qualified Institutional Buyers,” as defined under the Securities Act. In connection with the sale of the original notes, we and the initial purchasers entered into a registration rights agreement. Under the registration rights agreement, we have agreed to file a registration statement regarding the exchange of the original notes for new exchange notes which are registered under the Securities Act. We have also agreed to use our best efforts to cause the registration statement to become effective with the SEC, and we have agreed to conduct this exchange offer after the registration statement is declared effective. We will use our best efforts to keep this registration statement continuously effective during the one-year period following the closing of the exchange offer. You are a holder with respect to the exchange offer if you are a person in whose name any original notes are registered on our books or any person who has obtained a properly completed assignment of original notes from the registered holder.

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering original notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Resale of the Exchange Notes

Based on previous interpretations by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “— Purpose and Effect of the Exchange Offer” apply to you.

If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretations by the Staff of the SEC as set forth in the Exxon Capital Holdings Corporation no-action letter and interpretive letters of similar effect, and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange original notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on December 18, 2009, or such later date and time to which we, in our sole discretion, extend the exchange offer.

As of the date of this prospectus, $250.0 million in aggregate principal amount at maturity of the original notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the original notes on this date. There will be no fixed record date for determining registered holders of the original notes entitled to participate in the exchange offer; however, holders of the original notes must tender their certificates therefor or cause their original notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

The form and terms of the new notes being issued in the exchange offer are the same as the form and terms of the original notes, except that:

•	the exchange notes being issued in the exchange offer will have been registered under the Securities Act;

•	the exchange notes being issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the exchange notes being issued in the exchange offer will not contain provisions providing for registration rights or the obligation to pay additional interest because of our failure to register the exchange notes and complete this exchange offer as required.

Outstanding original notes being tendered in the exchange offer must be in denominations of the principal amount of $1,000 and integral multiples of that amount.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Original notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any original notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “— Consequences of Failure to Exchange.”

We will be deemed to have accepted validly tendered original notes when, as and if we will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted original notes will be returned, or, in the case of original notes tendered by book-entry transfer, those unaccepted original notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of those original notes as promptly as practicable after the expiration date of the exchange offer. See “— Procedures for Tendering.”

Those who tender original notes in the exchange offer will not be required to pay brokerage commission or fees or, subject to the instruction in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions, Amendments

The expiration date is 5:00 p.m., New York City time on December 18, 2009, unless we, in our sole discretion, extend the expiration date of the exchange offer. We may, in our sole discretion, terminate the exchange offer.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, and we will notify the holders of original notes, or cause them to be notified, by making a public announcement of the extension, as promptly as practicable thereafter.

We reserve the right (1) to refuse to accept any original notes, to extend the expiration date of this exchange offer or to terminate this exchange offer and not accept any original notes for exchange if any of the conditions set forth herein under “— Conditions to the Exchange Offer” shall not have been satisfied or waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or (2) to amend the terms of this exchange offer in any manner deemed by us to be advantageous to the holders of the original notes. Any such refusal in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the exchange agent. If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

Without regard to other terms of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in the exchange offer for, any original notes and we may terminate or amend the exchange offer, if at any time before the acceptance of original notes for exchange, if:

•	any federal law, statute, rule or regulation is proposed, adopted or enacted which, in our judgment, might reasonably be expected to impair our ability to proceed with the exchange offer;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, might impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939;

•	any governmental approval or approval by holders of the original notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer; or

•	there occurs a change in the current interpretation by the Staff of the SEC which permits the exchange notes to be issued in the exchange offer to be offered for resale, resold and otherwise transferred by the holders of the exchange notes, other than broker-dealers and any holder which is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes acquired in the exchange offer are acquired in the ordinary course of that holder’s business and that holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued in the exchange offer.

The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted any time and from time to time by us. If we determine that any of these conditions is not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders, or, in the case of original notes tendered by book-entry transfer, credit those original notes to an account maintained with The Depository Trust Company (“DTC”);

•	extend the expiration date of the exchange offer and retain all original notes tendered before the expiration date of the exchange offer, subject, however, to the rights of the holders who have tendered the original notes to withdraw their original notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered original notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the original notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the original notes, if the exchange offer would otherwise expire during this period.

Procedures for Tendering

To effectively tender original notes held in physical form, a holder of the original notes must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or a facsimile thereof, together with the certificates representing such original notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

A holder may also, in lieu of the above, deposit original notes held in physical form with DTC and make a book-entry transfer as set forth below.

To effectively tender original notes by book-entry transfer to the account maintained by the exchange agent at DTC, holders of original notes may request a DTC participant to, on their behalf, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance through DTC’s Automated Tender Offer Program (“ATOP”), and DTC will then edit and verify the acceptance and send an agent’s message (an “Agent’s Message”) to the exchange agent for its acceptance. An Agent’s Message is a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the DTC participant tendering original notes on behalf of the holder of such original notes that such DTC participant has received and agrees to bound by the terms and conditions of the exchange offer as set forth in this prospectus and the related letter of transmittal and that we may enforce such agreement against such participant. Certificates representing original notes, or a timely confirmation of a book-entry transfer of the original notes into the exchange agent’s account at DTC (a “Book-Entry Confirmation”), pursuant to the book-entry transfer procedures described below, as well as either a properly completed and duly executed consent and letter of transmittal (or manually signed facsimile thereof), or an Agent’s Message pursuant to DTC’s ATOP system, and any other documents required by the letter of transmittal, must be mailed or delivered to the exchange agent on or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Holders of original notes whose certificates for original notes are not lost but are not immediately available or who cannot deliver their certificates and all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date, or who cannot complete the procedures for book-entry transfer on or prior to the expiration date, may tender their original notes according to the guaranteed delivery procedures set forth in “— The Exchange Offer — Guaranteed Delivery Procedures” section of this prospectus.

The method of delivery of the letter of transmittal, any required signature guarantees, the original notes and all other required documents, including delivery of original notes through DTC, and transmission of an Agent’s Message through DTC’s ATOP system, is at the election and risk of the tendering holders, and the delivery will be deemed made only when actually received or confirmed by the exchange agent. If original notes are sent by mail, it is suggested that the mailing be registered mail, properly insured, with return receipt requested, made sufficiently in advance of the expiration date, as desired, to permit delivery to the exchange agent prior to 5:00 p.m. on the expiration date. Holders tendering original notes through DTC’s ATOP system must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date.

No original notes, letters of transmittal, Agent’s Messages or other required documents should be sent to us. Delivery of all original notes, letters of transmittal, Agent’s Messages and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. Holders of original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wish to tender must contact such registered holder promptly and instruct such registered holder how to act on such non-registered holder’s behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”) unless the original notes tendered pursuant thereto are tendered (1) by a registered holder of original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not validly tendered or any original notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

We reserve the right, in our sole discretion, to purchase or make offers for any original notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

By tendering, each holder will represent to us that, among other things, the person acquiring the exchange notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer. If any holder or any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of exchange notes to be acquired in the exchange offer, that holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its original notes as a result of market-making activities or other trading activities and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue exchange notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any original notes for exchange.

For each original note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered original note. Accordingly, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the original notes, from July 28, 2009. Original notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of liquidated damages to the holders of the original notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes in the exchange offer for original notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such original notes or a timely book-entry confirmation of such original notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered original notes, or if a holder submits original notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged original note without cost to the tendering holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged original notes will be credited to an account maintained with DTC. We will return the original notes or have them credited to the DTC account as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s ATOP systems may use DTC’s ATOP procedures to tender original notes. Such participant may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees, or an Agent’s Message pursuant to the ATOP procedures and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in this prospectus on or prior to the expiration date of the exchange offer, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC will not constitute valid delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders whose certificates for original notes are not lost but are not immediately available or who cannot deliver their certificates and all other required documents to the exchange agent on or prior to the expiration date, or who cannot complete the procedures for book-entry transfer on or prior to the expiration date, may nevertheless effect a tender of their original notes if:

•	the tender is made through an eligible institution;

•	prior to the expiration date of the exchange offer, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a validly completed and duly executed letter of transmittal (or facsimile thereof) or an Agent’s Message pursuant to DTC’s ATOP system, and a notice of guaranteed delivery, substantially in the form provided with this prospectus, which

•	sets forth the name and address of the holder of the original notes and the amount of original notes tendered;

•	states that the tender is being made thereby; and

•	guarantees that within three NYSE trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of original notes may be properly withdrawn at any time prior 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, overnight by courier or by mail, or a manually signed facsimile transmission, or a properly transmitted “Request Message” through DTC’s ATOP system, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

•	specify the name of the person that tendered the original notes to be properly withdrawn;

•	identify the original notes to be properly withdrawn, including the principal amount of such original notes;

•	in the case of original notes tendered by book-entry transfer, specify the number of the account at DTC from which the original notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn original notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such original notes exchanged for exchange notes;

•	other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the Trustee with respect to the original notes register the transfer of such original notes in the name of the person withdrawing the tender; and

•	specify the name in which such original notes are registered, if different from the person who tendered such original notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, and our determination shall be final and binding on all parties. Any original notes so properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer and no exchange notes will be issued with respect thereto unless the original notes so withdrawn are validly retendered thereafter. Any original notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, or, in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such original notes will be credited to an account maintained with DTC for the original notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following the procedures described above at any time on or prior to the expiration date of the exchange offer.

Termination of Certain Rights

All rights given to holders of original notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use our best efforts to keep the registration statement continuously effective during the one-year period following the closing of the exchange offer; and

•	to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for original notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under “— Resale of the Exchange Notes.”

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for this exchange offer. Letters of transmittal, Agent’s or Request Messages through DTC’s ATOP system, notices of guaranteed delivery and all correspondence in connection with this exchange offer should be sent or delivered by each holder of original notes or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at the addresses set forth in the letter of transmittal. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Fees and Expenses

The expenses of soliciting tenders pursuant to this exchange offer will be paid by us.

Except as described above, we will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. We will, however, pay the reasonable and customary fees and out-of-pocket expenses of the exchange agent, the trustee, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this prospectus and related documents to the beneficial owners of the original notes, and in handling or forwarding tenders for exchange.

We will also pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to this exchange offer. If, however, original notes are to be issued for principal amounts not tendered or accepted for exchange in the name of any person other than the registered holder of the original notes tendered or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of original notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the consent and letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

The estimated cash expenses to be incurred in connection with the exchange offer are estimated in the aggregate to be approximately $100,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

Consequences of Failure of Exchange Original Notes

Holders who desire to tender their original notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange.

Original notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated July 23, 2009, relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws. Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Holders of the exchange notes issued in the exchange offer and any original notes which remain outstanding after completion of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

DESCRIPTION OF NOTES

In this section of the prospectus only, references to “Greif,” “we,” “us,” “our” and “our company” refer only to Greif, Inc. and not to any of its subsidiaries.

The original notes were, and the exchange notes will be, issued under an indenture dated July 28, 2009 (the “indenture”), between Greif, Inc. and U.S. Bank National Association, as trustee. The original notes and the exchange notes, together, are referred to herein as the “notes.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the indenture. It does not include all of the provisions of the indenture. You should read the indenture, including the definitions of certain terms contained therein and those terms made part of the indenture by reference to the Trust Indenture Act, in its entirety for provisions that may be important to you. Copies of the indenture are available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The Notes

The notes are:

•	our general unsecured obligations;

•	pari passu in right of payment with all of our existing and future unsecured senior indebtedness;

•	effectively junior to our secured indebtedness up to the value of the collateral securing such indebtedness;

•	effectively junior to all existing and future indebtedness of our subsidiaries and other liabilities of our subsidiaries, including trade payables and lease obligations; and

•	senior in right of payment to our existing and any future subordinated indebtedness.

The notes effectively rank junior to all indebtedness, including guarantees, under our Credit Agreement, and to liabilities, including trade payables and lease obligations, of our subsidiaries. Initially, the notes will not be guaranteed by any of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of these subsidiaries, the subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. See “Risk Factors.” As of July 31, 2009, our subsidiaries had $52.7 million of indebtedness outstanding (excluding indebtedness under our senior secured credit facilities).

Principal, Maturity and Interest

Greif issued $250.0 million aggregate principal amount of original notes in the private offering. Greif may issue additional notes under the indenture from time to time. Except as set forth herein, the original notes, the exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Greif will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on August 1, 2019.

Interest on the notes will accrue interest at the rate of 7 3/4% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010. Greif will make each interest payment to the holders of record on the immediately preceding January 15 and July 15.

Interest on the notes will accrue from July 28, 2009 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

For so long as the notes remain in the form of global securities, we will pay all principal, interest and premium, if any, on the notes to the depository or its nominee as the registered holder of the global securities representing the notes. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Greif elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar for the notes. Greif may change the paying agent or registrar without prior notice to the holders of the notes, and Greif or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Greif is not required to transfer or exchange any note selected for redemption. Also, Greif is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

Greif may redeem the notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium, plus accrued and unpaid interest to the applicable redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

If a Change of Control occurs at any time, unless Greif has exercised its right to redeem the notes as described above under the caption “— Optional Redemption,” each holder of notes will have the right to require Greif to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that holder’s notes pursuant to a Change of Control offer on the terms set forth in the indenture for a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase. Within 30 days following any Change of Control, Greif will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Greif will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Greif will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control payment date, Greif will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes being purchased by Greif.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

Greif will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date.

The provisions described above that require Greif to make a Change of Control offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Greif repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Greif will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by Greif and purchases all notes properly tendered and not withdrawn under the Change of Control offer.

The Change of Control repurchase feature is a result of negotiations between Greif and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that Greif would decide to do so in the future. Subject to certain covenants described below, the Company could, in the future, enter into certain transactions that would not constitute a Change of Control under the indenture, but that could increase the amount of debt outstanding at such time or otherwise affect Greif’s capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Greif and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Greif to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Greif and its Restricted Subsidiaries taken as a whole to another person or group may be uncertain.

The Credit Agreement prohibits Greif from purchasing any notes at any time before the notes become due and payable or are otherwise required to be repaid or repurchased under the terms of the indenture. The Credit Agreement also provides that the occurrence of a Change of Control would constitute a default under the Credit Agreement. Thus, Greif will, in effect, be unable to repurchase the notes upon a Change of Control unless the lenders under the Credit Agreement waive the resulting default thereunder. The senior notes due 2017 contain and other future debt of Greif may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. To the extent such other debt of Greif is both subject to similar repurchase obligations in the event of a Change of Control and ranks senior in right of payment to the notes, all available funds will first be expended for the repurchase of such debt. Moreover, the exercise by holders of notes of their right to require Greif to repurchase such notes could cause a default under existing or future debt of Greif, even if the Change of Control itself does not, due to the financial effect of such repurchase on Greif. Finally, Greif’s ability to pay cash to holders of notes upon a repurchase may be limited by Greif’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Greif’s failure to purchase notes in connection with a Change of Control would result in a default under the indenture. Such a default would, in turn, constitute a default under existing debt of Greif, and may constitute a default under future debt as well. See “Risk Factors — We may not have sufficient funds or be permitted by our senior secured credit facilities to purchase notes upon a change of control.”

Greif’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See “— Amendments and Waivers.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which they are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as that trustee deems fair and appropriate.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Limitation on Liens

We may not, nor may we permit any Restricted Subsidiary to, create or assume any mortgage, security interest, pledge or lien, collectively, a “lien,” upon any Principal Property or upon the shares of stock or Indebtedness of any Restricted Subsidiary, to secure any other indebtedness, without equally and ratably securing the notes for so long as such other Indebtedness is secured. However, this restriction does not apply to:

(1) liens (including liens in respect of Capitalized Lease Obligations) on any Principal Property existing at the time of its acquisition and liens created contemporaneously with or within 270 days after (or created pursuant to firm commitment financing arrangements obtained within that period) the completion of the acquisition, improvement, alteration or construction of such property to secure payment of the purchase price of such property or the cost of such improvement, alteration or construction;

(2) liens on property or assets or shares of stock or indebtedness of a person, as defined in the indenture, existing at the time it is merged, combined or amalgamated into or consolidated with or its assets or its equity interest is acquired by us or a Restricted Subsidiary;

(3) liens on property or assets or shares of stock or Indebtedness of a person existing at the time it becomes a Restricted Subsidiary;

(4) liens securing debts of a Restricted Subsidiary to us and/or one or more of our subsidiaries;

(5) liens in favor of or required by a governmental unit in any relevant jurisdiction, including any departments or instrumentality thereof, to secure payments under any contract or statute, or to secure debts incurred in financing the acquisition or construction of or improvements or alterations to property subject thereto;

(6) liens on timberlands in connection with an arrangement under which we and/or one or more Restricted Subsidiaries permit a person to cut or pay for timber, however determined;

(7) liens securing Indebtedness and other Obligations under the Credit Agreement in an aggregate amount not to exceed the greater of $700.0 million and 20% of Total Assets and Interest Swap Obligations related thereto;

(8) liens in favor of any customer arising in respect of and not exceeding the amount of performance deposits and partial, progress, advance or other payments by that customer for goods produced or services rendered to that customer in the ordinary course of business and consignment arrangements (whether as consignor or as consignee) or similar arrangements for the sale or purchase of goods in the ordinary course of business;

(9) any lien existing on January 26, 2007 or liens to extend, renew or replace (or successive extensions, renewals or replacements of) any liens referred to in clauses (1) through (8) or this clause (9);

(10) mechanics’, workmen’s and other liens arising by operation of law;

(11) liens arising out of litigation or judgments being contested or a final judgment or order that does not give rise to an event of default;

(12) liens for taxes not yet due, or being contested, assessments or other governmental charges or levies, landlords’ liens, tenants’ rights under leases, easements, and similar liens not materially impairing the use or value of the property involved;

(13) liens if an amount of cash equal to the net proceeds of the indebtedness secured by such lien is used within 18 months of such creation or assumption acquire additional property or assets (or to make investments in persons who, after giving effect to such investments, will become Restricted Subsidiaries);

(14) liens to secure indebtedness of joint ventures in which Greif or a Restricted Subsidiary has an interest, to the extent such liens are on property or assets of or equity interests in such joint ventures;

(15) liens created or assumed in the ordinary course of business, including pledges and deposits, in connection with workmen’s compensation, unemployment insurance, social security or similar law or other forms of governmental insurance or benefits, or to secure performance of bids, tenders, trade or government contracts (other than for indebtedness), statutory or regulatory obligations, leases and contracts (other than for indebtedness) entered into in the ordinary course of business or to secure obligations on surety, indemnity or appeal bonds or performance bonds or other obligations of a like nature or in connection with customs, duties or the importation of goods;

(16) leases or subleases granted to others and any interest or title of a lessor under any lease not prohibited by the indenture and licenses of patents, trademarks or other intellectual property rights granted in the ordinary course;

(17) liens in respect of cash in connection with the operation of cash management programs and liens associated with the discounting or sale of letters of credit and customary rights of set off, banker’s lien, revocation, refund or chargeback or similar rights under deposit disbursement, concentration account agreements or under the Uniform Commercial Code or arising by operation of law;

(18) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character, and easements, rights-of-way, encroachments, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Greif or of any of its Restricted Subsidiaries;

(19) liens securing reimbursement obligations with respect to letters of credit incurred in accordance with the indenture that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(20) liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of Greif or any of its Restricted Subsidiaries, and legal or equitable encumbrances deemed to exist by reason of negative pledges; or

(21) liens on accounts receivable or inventory associated with a receivable or inventory financing, sale or factoring program of Greif and Restricted Subsidiaries.

See “— Exemption from Limitations on Liens and Sale and Leaseback” below.

Limitation on Sale and Leaseback

Greif will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to a Principal Property and with a lease exceeding three years unless:

(1) we and/or such Restricted Subsidiary or Restricted Subsidiaries would be entitled to incur indebtedness secured by a lien on that property without securing the notes;

(2) an amount equal to the value of the sale and leaseback is applied within 150 days to:

•	the voluntary retirement of indebtedness for borrowed money of Greif or any Restricted Subsidiary maturing more than one year after the date incurred and which is pari passu in right of payment with the notes (“funded debt”); or

•	the purchase of other property that will constitute Principal Property having a value at least equal to the net proceeds of the sale; or

(3) we and/or a Restricted Subsidiary shall deliver to the trustee for cancellation notes in an aggregate principal amount at least equal to the net proceeds of the sale.

For purposes of this covenant, the term “value” shall mean, with respect to a Sale and Leaseback Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Leaseback Transaction or (ii) the fair value in the opinion of the Board of Directors of such property at the time of entering into such Sale and Leaseback Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination without regard to any renewal or extension options contained in the lease. See “— Exemption from Limitations on Liens and Sale and Leaseback.”

Exemption from Limitations on Liens and Sale and Leaseback

We and/or one or more Restricted Subsidiaries are permitted to create or assume liens or enter into sale and leaseback transactions that would not otherwise be permitted under the limitations described under “— Limitation on Liens” and “— Limitation on Sale and Leaseback”; provided that the sum of the aggregate amount of all indebtedness secured by these liens (not including indebtedness otherwise permitted under the exceptions described under “— Limitation on Liens”) and the value of all of these Sale and Leaseback Transactions (not including those that are for less than three years or in respect of which indebtedness is retired or property is purchased or notes are delivered, as described under “— Limitation on Sale and Leaseback”) will not exceed 15% of Net Tangible Assets of us and our Restricted Subsidiaries.

Limitation of Guarantees by Restricted Subsidiaries

Greif will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of Greif or any other Restricted Subsidiary of Greif (other than Permitted Indebtedness of a Restricted Subsidiary of Greif), unless, in any such case, such Restricted Subsidiary executes and delivers a supplemental indenture to the indenture, providing a guarantee of payment of the notes by such Restricted Subsidiary (and if such Indebtedness is by its terms subordinated in right of payment to the notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s guarantee of the notes to the same extent as such Indebtedness is subordinated to the notes).

Notwithstanding the foregoing, any such guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

•	the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such guarantee was executed and delivered pursuant to the preceding paragraph; or

•	any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of Greif of all of Greif’s Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

Payments for Consent

Greif will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provision of the officer’s certificate or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports

Notwithstanding that Greif or its Restricted Subsidiaries may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and so long as any notes remain outstanding, Greif shall file with the SEC and provide the trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that Greif shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings.

For so long as any notes remain outstanding, Greif will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Merger, Sale and Lease

Under the indenture, we may consolidate with or merge, combine or amalgamate into any other person, or sell, convey, lease or otherwise dispose of all or substantially all of our properties and assets to any person, without the consent of the holders of any of the outstanding notes, provided that:

•	any successor or purchaser will expressly assume the due and punctual payment of the principal of and interest on all the notes and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed by us under a supplemental indenture;

•	we have delivered to the trustee an opinion of counsel confirming compliance with these provisions;

•	immediately after the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, occurs and continues; and

•	certain other conditions are met.

The above conditions will not apply to:

(1) a merger of Greif with an Affiliate solely for the purpose of reincorporating Greif in another jurisdiction within the United States; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Greif and its Domestic Subsidiaries.

If upon any merger of us with or into any other corporation, or upon any sale or lease of all or substantially all of our properties, any Principal Property of Greif or a Restricted Subsidiary or any shares of stock or indebtedness of a Restricted Subsidiary owned immediately prior to such merger, sale or lease would, thereupon, become subject to any lien other than liens permitted, without securing the notes, prior to such event, we will secure the notes equally with all of our other obligations so secured, by a lien on such Principal Property, shares or indebtedness prior to all liens other than any liens existing up to that time thereon and liens so permitted by those sections of the indenture.

The indenture provides that the successor person formed by such consolidation or into which Greif is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made, shall succeed to, and be substituted for, Greif under the indenture, with the same effect as if such successor person had been named as Greif under the indenture. In the event of a succession in compliance with this covenant, the indenture provides that the predecessor shall be relieved from all of its obligations and covenants under the indenture upon the consummation of such succession.

Events of Default

The indenture provides that the following events constitute Events of Default:

•	failure to pay any interest upon the notes when due, and that failure continues for 30 days;

•	failure to pay the principal of, or premium, if any, on, the notes when due at its maturity or upon acceleration;

•	failure by Greif or any of its Restricted Subsidiaries to comply with the provisions described under the caption “— Repurchase at the Option of the Holders”;

•	failure to perform any other covenants or warranties in the indenture and such failure continues for 60 days, or, in the case of any failure to comply with the covenant “— SEC Reports,” 90 days, in each case after written notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization of Greif or any of its Subsidiaries that is a Significant Subsidiary or a group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary.

If an Event of Default (other than an event of default referred to in the last bullet point above with respect to us but including an event of default referred to in that bullet point solely with respect to a Significant Subsidiary, or group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary) with respect to the notes at the time outstanding occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes may declare the principal amount of all notes due and payable immediately. In the case of an event of default referred to in the last bullet point above with respect to us (but not with respect to a Significant Subsidiary, or group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary), the principal of, and accrued and unpaid interest, if any, on all notes will automatically become immediately due and payable.

At any time after a declaration of acceleration with respect to the notes has been made but, before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul that acceleration if all events of default, other than the non-payment of accelerated principal (or specified portion thereof) with respect to the notes, have been cured or waived as provided in the indenture.

Holders of the notes may not enforce the indenture or notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the notes.

Greif is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Greif is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Greif or any of the Permitted Holders, as such, will have any liability for any obligations of Greif under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Greif may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes and the guarantees, if any, except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, and interest and premium, if any, on such notes when such payments are due from the trust referred to below;

(2) Greif’s obligations with respect to the notes concerning issuing temporary notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Greif’s and the guarantors’, if any, obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Greif may, at its option and at any time, elect to have the obligations of Greif and the guarantors, if any, released with respect to certain covenants in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Greif must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium on the outstanding notes on the stated maturity or on the redemption date, as the case may be, and Greif must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2) no Default or Event of Default has occurred and is continuing on the date of such deposit under the indenture (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(3) Greif must deliver to the trustee an officers’ certificate stating that the deposit was not made by Greif with the intent of preferring the holders of notes being defeased over the other creditors of Greif with the intent of defeating, hindering, delaying or defrauding creditors of Greif or others; and

(4) Greif must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the notes and the indenture may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the notes and the indenture may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

With respect to the notes, without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any such note or alter the provisions with respect to the redemption of such notes (other than provisions relating to the covenants described above under the caption “— Redemption at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any such note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium on such notes (except a rescission of acceleration of such notes by the holders of at least a majority in aggregate principal amount of the notes, and a waiver of the payment default that resulted from such acceleration);

(5) make any such note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of the notes to receive payments of principal of, or interest or premium on the notes;

(7) waive a redemption payment with respect to any such note (other than a payment required by the covenant described under “— Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

With respect to the notes, notwithstanding the preceding paragraphs, without the consent of any holder of such notes, Greif and the trustee may amend or supplement the indenture, the notes or the applicable Subsidiary Guarantees, if any:

(1) to cure any ambiguity, defect, omission or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Greif’s or the guarantors’, if any, obligations to holders of such notes in the case of a merger or consolidation or sale of all or substantially all of Greif’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of such notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture;

(7) to conform the text of the indenture or the notes to any provision of this “Description of Notes” section relating to the initial offering of the notes, to the extent that such provision in the indenture was intended to be a verbatim recitation of a provision of this “Description of Notes”; or

(8) to allow guarantors, if any, to execute a supplemental indenture and/or a note guarantee with respect to the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Greif, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Greif or a guarantor, if any, has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than as a result of the borrowing of the funds to be used to make the deposit);

(3) Greif or a guarantor, if any, has paid or caused to be paid all sums payable by it under the indenture; and

(4) Greif has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Greif must deliver an officers’ certificate to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Greif or a guarantor, if any, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by following the instructions under the caption “Where You Can Find More Information.”

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control,” as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any applicable redemption date, the greater of (i) 1.0% of the then outstanding principal amount of such note and (ii) the excess of:

(a) the present value at such redemption date of the sum of all required remaining principal and interest payments due on such note (excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of such note.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the Board of Managers of the limited liability company; and

(4) with respect to any other person, the board or committee of such person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person,

but excluding any debt securities convertible into such equity securities.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing) of persons, other than the Permitted Holders, become the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Greif, whether as a result of the issuance of securities of Greif, any merger, consolidation, liquidation or dissolution of Greif, any direct or indirect transfer of securities by the Permitted Holders or otherwise (for purposes of this clause (a), the Permitted Holders will be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation so long as the Permitted Holders beneficially own, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of Greif and the Restricted Subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or a Person of which one or more of the Permitted Holders own more than 50% of the voting power) shall have occurred, or Greif merges, consolidates or amalgamates with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders or a Person of which one or more of the Permitted Holders own more than 50% of the voting power) merges, consolidates or amalgamates with or into Greif, in any such event pursuant to a transaction in which the outstanding Voting Stock of Greif is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1) the outstanding Voting Stock of Greif is reclassified into or exchanged for other Voting Stock of Greif or for Voting Stock of the surviving corporation, and

(2) the holders of the Voting Stock of Greif immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of Greif or the surviving corporation immediately after such transaction and in substantially the same proportion as before the transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the stockholders of Greif was approved by a vote of not less than a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(d) the stockholders of Greif shall have approved any plan of liquidation or dissolution of Greif.

“Credit Agreement” means the Credit Agreement, dated as of February 19, 2009, among Greif, the Subsidiary party thereto, Bank of America, N.A., as administrative agent, and the lenders and agents party thereto, as amended, restated, supplemented, waived (including the waiver dated as of July 21, 2009), replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), renewed, restructured, repaid, refunded, refinanced or otherwise modified from time to time (such replacement, renewal, restructuring, repaying, refunding, refinancing or modification may be successive or non-successive), including by means of one or more other credit agreements, loan agreements, note agreements, promissory notes, indentures or other agreements or instruments evidencing or governing the terms of any indebtedness or other financial accommodation that has been incurred to extend, increase or refinance in whole or in part the indebtedness and other obligations outstanding.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Greif or any Restricted Subsidiary of Greif against fluctuations in currency values.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the notes.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of Greif formed under the laws of the United States or any state of the United States or the District of Columbia.

“Domestic Subsidiary” means any subsidiary of Greif or any subsidiary created or acquired by Greif that is formed under the laws of the United States or any state of the United States or the District of Columbia.

“Indebtedness” means with respect to any Person, without duplication,

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business and indemnification obligations and obligations under agreements relating to the sale or acquisition of assets or equity);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8) all Obligations under currency agreements and interest swap agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Net Tangible Assets” means, at any date, the aggregate amount of assets (less applicable reserves required by generally accepted accounting principles and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of Greif but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all of the foregoing as set forth on the most recent consolidated balance sheet of Greif and its Subsidiaries and computed in accordance with generally accepted accounting principles.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Holders” means (i) All Life Foundation, Naomi C. Dempsey Charitable Lead Annuity Trust, Naomi C. Dempsey, Michael H. Dempsey, Patricia M. Dempsey, Judith Dempsey Hook, Mary Dempsey McAlpin and Virginia Dempsey Ragan; (ii) the spouses, heirs, legatees, descendants and blood relatives to the third degree of consanguinity of any person listed in clause (i) and any adopted children and blood relative thereof; (iii) the executors and administrators of the estate of any person listed in clauses (i) and (ii) and any court appointed guardian of any person listed in clauses (i) or (ii); (iv) any trust, family partnership or similar investment entity for the benefit of (A) any person listed in clauses (i) or (ii), or (B) any other person (including for charitable purposes) so long as one or more members of the group consisting of the Permitted Holders have the exclusive or a joint right to control the voting and disposition of securities held by such trust, family partnership or other investment entity; and (v) any employee or retiree benefit plan sponsored by Greif.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) guarantees of Indebtedness and other Obligations incurred pursuant to the Credit Agreement in an aggregate principal amount not to exceed the greater of $700.0 million and 20% of Total Assets;

(2) guarantees of other Indebtedness of Greif and its Restricted Subsidiaries outstanding on January 26, 2007 reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(3) guarantees of Interest Swap Obligations of Greif or any Restricted Subsidiary of Greif covering Indebtedness of Greif or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect Greif and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates; and

(4) guarantees of Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of Greif and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder.

“Principal Property” means any mill, manufacturing plant, manufacturing facility or timberlands owned by us or one or more Restricted Subsidiaries and located within the continental United States, but does not include any such mill, plant, facility or timberland which in the opinion of our board of directors is not of material importance to the total business of Greif and its Restricted Subsidiaries as an entirety.

“Restricted Subsidiary” means a subsidiary substantially all of the property of which is located within the continental United States and which itself, or with us or one or more other Restricted Subsidiaries, owns a Principal Property.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by Greif or any Restricted Subsidiary of any properties or assets of Greif and/or such Restricted Subsidiary (except for leases between Greif and any Restricted Subsidiary, between any Restricted Subsidiary and Greif or between Restricted Subsidiaries), which properties or assets have been or are to be sold or transferred by Greif or such Subsidiary to such person which lease shall occur within 180 days after such sale or transfer.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of Greif within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Subsidiary” means any corporation a majority of the outstanding voting stock of which is owned or controlled by us or one or more subsidiaries and which is consolidated in our accounts.

“Total Assets” means, at any date, the aggregate amount of assets as set forth on the most recent consolidated balance sheet of Greif and its Subsidiaries and computed in accordance with generally accepted accounting standards.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 1, 2019; provided, however, that if the period from the redemption date to August 1, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used

“Voting Stock” of any Person as of any date means the Capital Stock of such person that is at the time entitled to vote in the election of the Board of Directors of such person.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person and/or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

We will initially issue the exchange notes in the form of one or more registered notes in global form, without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co. as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate between DTC and the trustee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may hold your beneficial interests in a Global Note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Beneficial interest in a Global Note may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below. All interests in a Global Note may be subject to the procedures and requirements of DTC.

Exchange Among the Global Notes

Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest on another Global Note will, upon transfer, cease to be an interest in such Global Notes and become an interest on the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the system or its participants directly to discuss these matter.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC was created to hold securities of institutions that have accounts with the DTC (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions amongst its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. Investors who are not participants may beneficial own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC, upon the deposit of a Global Note with DTC, DTC will credit, on its book-entry registration and transfer system, the amount represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated by the purchasers. Ownership of beneficial interests in a Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participant’s interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a Global Note to such persons may be limited. In addition, because DTC can act on behalf of its participants, who in turn act on behalf of persons who hold interest through participants, the ability of a person having an interest in exchange notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC, or its nominee, is the registered holder and owner of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of the exchange notes evidenced by the Global Note for all purposes under the indenture. Except as set forth below, as an owner of a beneficial interest in a Global Note, you will not be entitled to have the exchange note represented by such Global Note registered in your name, will not receive or be entitled to receive physical delivery of Certificated Notes and will not be considered to be the owner or holder thereof under the indenture for any purpose, including with respect to giving direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a participant or indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or such Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

We will make payments of principal of, premium, if any, and interest on exchange notes represented by a Global Note registered in the name of and held by DTC or its nominee on the applicable record date to or at the direction of DTC or its nominee, as the case may be, as the registered owner and holder of the Global Notes representing such exchange notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the exchange notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the exchange notes will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such exchange notes, as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for other aspects of the relationship between DTC and its participants or indirect participants or the participants or indirect participants and the owners of beneficial interests in a Global Note owning through such participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Certificated Notes

Subject to certain conditions, the exchange notes represented by the Global Note are exchangeable for Certificated Notes in definitive form of like tenor only if:

•	DTC notifies us that it is unwilling or unable to continue to act as a depositary or DTC ceases to be a clearing agency registered under the Exchange Act for the Global Notes and, in either case, a qualified successor depositary for the Global Notes is not appointed within 90 days of such notice or cessation;

•	we, in our discretion, at any time notify the trustee that we elect to cause the issuance of the Certificated Notes in exchange for all or any part of the notes represented by a Global Note of Global Notes; or

•	a default entitling the holders of the notes to accelerate the maturity thereof has occurred and is continuing and the registrar has received a request from DTC.

In the event of any of the foregoing, DTC shall surrender such Global Note or Global Notes to the trustee for cancellation and we shall execute, and the trustee shall authenticate and deliver, Certificated Notes in exchange for such Global Note or Global Notes. Upon any such issuance, the trustee is required to register such Certificate Notes in the name of such person or persons (or nominees of any thereof) and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes certain U.S. federal income tax aspects of the acquisition, ownership and disposition of the notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership and disposition of the notes by a prospective investor in light of his, her or its personal circumstances. This discussion is limited to the U.S. federal income tax consequences to persons who are beneficial owners of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a “straddle,” as part of a “hedge” against currency risk, or as part of a “conversion transaction,” U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, persons who are subject to alternative minimum tax and partnerships or other pass-through entities and investors therein. In addition, this discussion is limited to the tax consequences to initial holders that purchase the notes at the “issue price,” which for this purpose is the first price at which a substantial amount of the notes are sold to investors for money, excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers. This discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction or any possible applicability of U.S. federal gift or estate tax.

This summary is based upon the provisions of the Code, applicable Treasury regulations, and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

If an entity treated as a partnership for U.S. federal tax purposes holds notes, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of such an entity that considers investing in the notes, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

Persons considering the exchange of the privately placed original notes for publicly registered exchange notes pursuant to the exchange offer should consult their own tax advisors concerning the application of U.S. federal income tax laws, as well as other federal tax laws and the law of any state, local or foreign taxing jurisdiction, to their particular situations.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) THE DISCUSSION WITH RESPECT TO FEDERAL TAX MATTERS IN THIS PROSPECTUS WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY INVESTOR FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) THE DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING (WITHIN THE MEANING OF IRS CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THE DISCUSSION; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

The following discussion is limited to a holder of a note that is, for federal income tax purposes:

•	a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or other business entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or the trust has made a valid election to be treated as a U.S. person (each a “U.S. Holder”).

Stated Interest.  Stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount.  The original notes have been issued, and the exchange notes will be issued, if issued, with “original issue discount” (“OID”) for U.S. federal income tax purposes. OID is the difference between the stated principal amount of the notes and their issue price. “Issue price” is defined above and generally will be the price on the cover hereof.

A U.S. Holder must include any OID in income as ordinary income for U.S. federal income tax purposes as it accrues using a constant yield method, in advance of the receipt of cash payments attributable to that OID, regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Under the constant yield method, a U.S. Holder generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.  Unless a nonrecognition provision applies, upon the disposition of a note by sale, exchange, redemption or other taxable disposition, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued and unpaid interest which will be taxable as ordinary income to the extent not previously so taxed) and (ii) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in the notes generally will equal the cost of the notes to the U.S. Holder increased by the amount of OID attributable to the notes that has been included in income.

Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the notes for longer than one year. If the U.S. Holder is a noncorporate holder, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to certain limitations.

Exchange Offer.  The exchange of the privately placed notes for publicly registered notes pursuant to the exchange offer should not constitute a significant modification of the terms of the notes and therefore should not constitute a taxable event for U.S. federal income tax purposes. Accordingly, the exchange should have no U.S. federal income tax consequences to a U.S. Holder, the U.S. Holder’s holding period and adjusted tax basis for a note should not be affected, and the U.S. Holder should continue to take into account income in respect of a note in the same manner as before the exchange.

Information Reporting and Backup Withholding.  A U.S. Holder of notes may be subject, under certain circumstances, to backup withholding at a rate (currently 28%) with respect to payments of interest on, and gross proceeds from a sale or other disposition (including a retirement or redemption) of, the notes. These backup withholding rules apply if the U.S. Holder, among other things:

•	fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor;

•	furnishes an incorrect TIN; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

A U.S. Holder who does not provide his, her or its correct TIN may be subject to penalties imposed by the U.S. Internal Revenue Service (the “IRS”). Any amount paid as backup withholding is creditable against the U.S. Holder’s U.S. federal income tax liability, provided the requisite information is timely provided to the

IRS. Certain persons are exempt from backup withholding, including corporations and certain tax-exempt entities, provided their exemption from backup withholding is properly established. U.S. Holders of notes should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

We will report to the U.S. Holders and the IRS the amount of any “reportable payments” made by us and any amount withheld with respect to the notes during the calendar year.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences to a holder of notes that is an individual, corporation, estate or trust other than a U.S. Holder (a “Non-U.S. Holder”). For purposes of the discussion below, interest and gain on the sale, exchange, redemption or other taxable disposition of notes will be considered to be “U.S. trade or business income” if such income or gain is effectively connected with the conduct of a U.S. trade or business.

Interest.  Generally, interest (including for purpose of this Non-U.S. Holder discussion any OID) paid to a Non-U.S. Holder of the notes that is not U.S. trade or business income will not be subject to United States federal income or withholding tax if such interest is “portfolio interest.” Generally, interest on the notes that is not U.S. trade or business income will qualify as portfolio interest if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code; and

•	certifies, under penalties of perjury, that such holder is not a United States person and provides such holder’s name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. If the interest received by a Non-U.S. Holder is U.S. trade or business income, the Non-U.S. Holder will not be subject to the 30% U.S. federal withholding tax and instead generally will be taxed at regular graduated U.S. rates as it were a U.S. Holder, unless an applicable income tax treaty provides otherwise. In the case of a Non-U.S. Holder that is a corporation, the effectively earnings and profits attributable to such U.S. trade or business income also may be subject to a branch profits tax at a rate of 30% (or any lower rate provided under an applicable tax treaty). To claim an exemption from withholding, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes.  Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or other taxable disposition of the notes generally will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income (in which case such gain generally would be taxable in the same manner as interest that is U.S. trade or business income as described above); or

•	subject to certain exceptions, the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition (in which case such gain, net of certain U.S. source losses, generally will be subject to a tax at a 30% rate unless it is reduced or eliminated by an applicable treaty).

Exchange Offer.  The exchange of the privately placed original notes for publicly registered exchange notes pursuant to the exchange offer should not constitute a significant modification of the terms of the notes and therefore should not constitute a taxable event for U.S. federal income tax purposes. Accordingly, the exchange should have no U.S. federal income tax consequences to a Non-U.S. Holder, the Non-U.S. Holder’s holding period and adjusted tax basis for a note should not be affected, and the Non-U.S. Holder should continue to take into account income in respect of a note in the same manner as before the exchange.

Information Reporting and Backup Withholding.  We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Treasury regulations provide that the backup withholding tax (currently 28%) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition (including a redemption or retirement) of the notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption (and the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied). The payment of the proceeds from the disposition (including a redemption or retirement) of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Person”). In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s United States federal income tax liability, provided that the required information is timely provided to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF ACQUIRING, OWNING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the original notes and exchange notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

A broker-dealer that holds original notes for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with us or any of our affiliates to distribute the exchange notes. A broker-dealer that holds original notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for those original notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act in connection with the resale of those exchange notes.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 29, 2009, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment of the exchange offer supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel designated by a majority of the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

Because the original notes were sold pursuant to exemptions from registration under the Securities Act, they are subject to transfer restrictions. In connection with the issuance of the original notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to either: (a) file with the SEC a registration statement covering the exchange notes, use our best efforts to cause the registration statement to become effective under the Securities Act, and upon effectiveness of the registration statement, to complete the exchange offer; or (b) cause the resale of the original notes to be registered under the Securities Act pursuant to a resale shelf registration statement. Pursuant to the registration rights agreement, we have filed a registration statement on Form S-4 with the SEC under the Securities Act with respect to the exchange notes. This prospectus, which constitutes a part of the registration statement on Form S-4, does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We are referring you to the registration statement and to the exhibits for further information with respect to us and the exchange notes. The statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC reports at the SEC’s website (http://www.sec.gov).

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Baker & Hostetler LLP, Columbus, Ohio. Daniel J. Gunsett, a partner of Baker & Hostetler LLP, is a director of our company. As of September 17, 2009, Mr. Gunsett beneficially owned 23,833 shares of our Class A Common Stock and 3,000 shares of our Class B Common Stock.

EXPERTS

The consolidated financial statements of Greif, Inc. appearing in Greif, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2008 including the schedule appearing therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$250,000,000

7 3/4% Senior Notes due 2019

PROSPECTUS

November 19, 2009